Exhibit 2.1

PURCHASE AND SALE AGREEMENT

among

CARRIZO OIL & GAS, INC.,

CLLR, INC.,

HONDO PIPELINE, INC.

and

MESCALERO PIPELINE, LLC

as Seller

and

ARP BARNETT, LLC

as Buyer

and, solely for the purposes of Section 14.15,

ATLAS RESOURCE PARTNERS, L.P.

as Buyer Parent

dated

March 15, 2012

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(continued)

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(continued)

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(continued)

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(continued)

Page
LIST OF EXHIBITS AND SCHEDULES

Exhibits

Exhibit A-1	Fee Interests

Exhibit A-2	Leases

Exhibit A-3	Wells and Undrilled Locations

Exhibit B-1	Rights of Way

Exhibit B-2	Flow Lines

Exhibit C-1	Form of Assignment and Bill of Sale for Carrizo and CLLR

Exhibit C-2	Form of Assignment and Bill of Sale for certain Midstream Assets

Exhibit D	Form of Assignment and Assumption for certain Contracts

Exhibit E	Form of Mineral Deed

Exhibit F	Form of Transition Services Agreement

Exhibit G	Form of Title Indemnity Agreement

Schedules

Schedule 1	Excluded Assets

Schedule 2	Permitted Encumbrances

Schedule 3	Permitted Liens

Schedule 3.8	Allocated Values

Schedule 4	Illustrative List of Items that are not Title Defects

Schedule 4.3	Conflicts

Schedule 4.4(a)	Consent

Schedule 4.4(b)	Customary Post-Closing Consents

Schedule 4.6	Litigation

Schedule 4.7	Material Contracts

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(continued)

Page

Schedule 4.8	Violation of Laws

Schedule 4.9	Preferential Rights

Schedule 4.10	Personal Property

Schedule 4.11	Imbalances

Schedule 4.12	Current Commitments

Schedule 4.13	Contribution Requirements

Schedule 4.14	Non-Consent Elections

Schedule 4.15	Payout Balances

Schedule 4.16	Environmental

Schedule 4.17	Production Taxes

Schedule 4.18	Tax Partnerships

Schedule 4.21	Regulatory Status

Schedule 4.22	Plugging Obligations

Schedule 4.24	Easements

Schedule 4.25	Oil and Gas Operations

Schedule 4.26	Current Bonds

Schedule 6.1	Conduct of Business

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PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (as may be amended, restated, supplemented or otherwise modified from time to time, this “Agreement”) is executed as of this 15th day of March, 2012 (the “Execution Date”), and is among Carrizo Oil & Gas, Inc., a Texas corporation (“Carrizo”), CLLR, Inc., a Delaware corporation (“CLLR”), Hondo Pipeline, Inc., a Delaware corporation (“Hondo”), and Mescalero Pipeline, LLC, a Delaware limited liability company (“Mescalero,” and together with Carrizo, CLLR and Hondo, “Seller”), ARP Barnett, LLC, a Delaware limited liability company (“Buyer”) and, solely for the purposes of Section 14.15, Atlas Resource Partners, L.P., a Delaware limited partnership (“Buyer Parent”).

Recitals

A. Seller desires to sell and convey, and Buyer desires to purchase and pay for, all of Seller’s right, title and interest in and to certain oil and gas properties located in the Barnett Shale area of the State of Texas (in Tarrant, Denton, Johnson, Hood, Erath, Hill, Wise and Jack Counties) effective as of the Effective Time (as hereinafter defined).

B. Certain of the Properties (as hereinafter defined) are owned of record by Carrizo for the benefit of CLLR, a wholly owned subsidiary of Carrizo.

C. Certain of the midstream Assets are owned by Hondo and Mescalero.

NOW, THEREFORE, for and in consideration of the mutual promises contained herein, the benefits to be derived by each party hereunder, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

Section 1.1 Defined Terms. In addition to the terms defined in the preamble of this Agreement, for purposes hereof, the following expressions and terms shall have the meanings set forth in this Article I, unless the context otherwise requires:

“Accounting Arbitrator” shall have the meaning set forth in Section 3.6.

“Adjusted Purchase Price” shall have the meaning set forth in Section 3.2.

“AFEs” shall have the meaning set forth in Section 4.12.

“Affiliate” shall mean any Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, another Person. The term “control” and its derivatives with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Deductible” shall mean $5,700,000.

“Agreement” shall have the meaning set forth in the preamble to this Agreement.

“Allocated Value,” with respect to any Asset, shall have the meaning set forth in Section 3.8.

“Applicable Contracts” shall mean all Contracts by which the Properties and other Assets are bound or that primarily relate to the Properties or other Assets and (in each case) that will be binding on the Assets or Buyer after the Closing, including surface use agreements; farmin and farmout agreements; bottomhole agreements; crude oil, condensate and natural gas purchase and sale, gathering, transportation and marketing agreements; hydrocarbon storage agreements; acreage contribution agreements; operating agreements; balancing agreements; pooling declarations or agreements; unitization agreements; processing agreements; saltwater disposal agreements; water use agreements; facilities or equipment leases; crossing agreements; letters of no objection; production handling agreements; frac pond agreements; and other similar contracts and agreements, owned by Seller and primarily related to the Properties or other Assets or that will be binding on the Assets or Buyer after the Closing, but exclusive of any master service agreements.

“Asset Financial Statements” shall have the meaning set forth in Section 6.8.

“Asset Financial Statement Matters” shall have the meaning set forth in Section 6.8(b).

“Assets” shall have the meaning set forth in Section 2.1.

“Assignment” shall mean the Assignment and Bill of Sale from Seller to Buyer, pertaining to certain of the Assets, substantially in the form attached to this Agreement as Exhibit C.

“Assignment and Assumption” shall mean the Assignment and Assumption from Seller to Buyer, pertaining to certain of the Assets, substantially in the form attached to this Agreement as Exhibit D.

“Assumed Obligations” shall have the meaning set forth in Section 12.1.

“Buyer” shall have the meaning set forth in the preamble to this Agreement.

“Buyer Indemnified Parties” shall have the meaning set forth in Section 12.2.

“Buyer Parent” shall have the meaning set forth in the preamble to this Agreement.

“Buyer Obligations” shall have the meaning set forth in Section 14.15(a).

“Buyer’s Representatives” shall have the meaning set forth in Section 9.1(a).

“Carrizo” shall have the meaning set forth in the preamble to this Agreement.

“Casualty Loss” means any loss, damage or reduction in value of the Assets that occurs during the period between the Execution Date and Closing as a result of acts of God, fire, explosion, earthquake, windstorm or flood, but excluding any loss, damage or reduction in value as a result of depreciation, ordinary wear and tear and any change in condition of the Assets for production of Hydrocarbons through normal depletion (including the watering-out of any well, collapsed casing or sand infiltration of any well).

“Claim” shall have the meaning set forth in Section 12.7(b).

“Claim Notice” shall have the meaning set forth in Section 12.7(b).

“CLLR” shall have the meaning set forth in the preamble to this Agreement.

“Closing” shall have the meaning set forth in Section 8.1.

“Closing Date” shall have the meaning set forth in Section 8.1.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” shall mean that certain Confidentiality Agreement by and between Carrizo and Buyer dated as of December 13, 2011.

“Contract” shall mean any written or oral contract, agreement, agreement regarding indebtedness, indenture, debenture, note, bond, loan, lease, mortgage, franchise, license agreement, purchase order, binding bid, commitment, letter of credit or any other legally binding arrangement, excluding, however, any Lease, contract or agreement relating to Seismic Data and Information, easement, right-of-way, permit or other instrument creating or evidencing an interest in the Assets or a real or immovable property related to or used in connection with the operations of any Assets.

“Conveyance Documents” shall mean the Assignment and the Deed.

“Cure Period” shall have the meaning set forth in Section 10.2(b).

“Customary Post-Closing Consents” shall mean the consents and approvals from Governmental Authorities for the assignment of the Assets to Buyer, that are customarily obtained after the assignment of properties similar to the Assets, and consents of lessors under any Lease that specifies that the lessor’s consent will not be unreasonably withheld, which lessors’ consents are set forth on Schedule 4.4(b).

“Deed” shall mean the Mineral Deed pertaining to certain of the Assets, substantially in the form attached to this Agreement as Exhibit E.

“Defensible Title” shall mean such title of Seller with respect to the Assets that, subject to Permitted Encumbrances:

(a) with respect to each Well, Fee Interest or Undrilled Location (or the specified zone(s) therein) shown in Exhibit A-3, entitles Seller to receive not less than the Net Revenue Interest shown in Exhibit A-3 for such Well, Fee Interest or Undrilled Location (or the specified zone(s) therein) throughout the duration of the productive life of such Well, Fee Interest or Undrilled Location (or the specified zone(s) therein), except (i) for decreases in connection with those operations in which Seller may from and after the date of this Agreement be a non-consenting co-owner if permitted by the terms of this Agreement, (ii) for decreases resulting from the establishment or amendment from and after the date of this Agreement of pools or units if permitted by the terms of this Agreement, (iii) for decreases required to allow other Working Interest owners to make up past underproduction or pipelines to make up past under deliveries, to the extent such underproduction or under deliveries are set forth on Schedule 4.11, and (iv) as otherwise set forth in Exhibit A-3;

(b) with respect to each Well, Fee Interest, or Undrilled Location (or the specified zone(s) therein) listed on Exhibit A-3, obligates Seller to bear not more than the Working Interest shown in Exhibit A-3 for such Well, Fee Interest or Undrilled Location (or the specified zone(s) therein), unless any defect relating to such increase is accompanied by a proportionate increase in the Net Revenue Interest for such Well, Fee Interest or Undrilled Location (or the specified zone(s) therein);

(c) with respect to Assets other than the Fee Interests, Leases, Wells or Undrilled Locations (or the specified zone(s) therein), is defensible;

(d) is free and clear of all Encumbrances (except for the Permitted Encumbrances); and

(e) if a Preferential Right to Purchase applies to such Assets, in connection with the transaction contemplated by this Agreement such Preferential Right to Purchase has been waived in writing or the time period during which such Preferential Right to Purchase must be exercised has expired (without such preferential purchase price having been exercised), and if a consent (other than a Customary Post-Closing Consent) applies to such Assets in connection with the transaction contemplated by this Agreement, such consent has been granted in writing.

“Dispute” shall have the meaning set forth in Section 14.12(b).

“Dispute Notice” shall have the meaning set forth in Section 14.12(b).

“DTPA” shall have the meaning set forth in Section 12.12(a).

“Easements” shall have the meaning set forth in Section 2.1(f).

“Effective Time” shall mean 12:01 a.m. (Central Standard Time) on January 1, 2012.

“Encumbrance” shall mean any lien, security interest, pledge, charge or encumbrance.

“Environmental Arbitrator” shall have the meaning set forth in Section 11.1(g).

“Environmental Claim Date” shall mean April 15, 2012.

“Environmental Condition” shall mean (a) a condition in, on, under or migrating from the Assets (including the air, soil, subsurface, surface waters, ground waters and/or sediments) existing on or prior to the Closing Date that causes an Asset (or Seller with respect to an Asset) not to be in compliance with any Environmental Law, (b) the existence on or prior to the Closing Date with respect to the Assets or their operation of any environmental pollution, contamination, degradation, damage or injury for which remedial or corrective action is presently required (or if known, would be presently required) under Environmental Laws or (c) the failure of an Asset to be in compliance with any operational or permitting requirements imposed under Environmental Laws applicable to the Assets as of the Closing Date.

“Environmental Condition Cure Period” shall have the meaning set forth in Section 11.1(a).

“Environmental Condition Notice” shall have the meaning set forth in Section 11.1(a).

“Environmental Laws” shall mean all applicable federal, state and local laws in effect as of the date of this Agreement, including common law, relating to the protection of the public health, welfare and the environment, including those laws relating to the storage, handling and use of chemicals and other Hazardous Substances, and those relating to the generation, processing, treatment, storage, transportation, disposal or other management thereof. The term “Environmental Laws” does not include good or desirable operating practices or standards that may be employed or adopted by other oil and gas well operators or recommended by a Governmental Authority that exceed the requirements of Environmental Laws.

“Excluded Assets” shall mean (a) all of Seller’s corporate minute books, financial records and other business records that relate to Seller’s business other than those directly related to the ownership and operation of the Assets and Seller’s accounting records (other than Operating Data); (b) all trade credits, all accounts, receivables and all other proceeds, income or revenues attributable to the Assets with respect to any period of time prior to the Effective Time; (c) all claims and causes of action of Seller arising under or with respect to any Contracts that are attributable to periods of time prior to the Effective Time (including claims for adjustments or refunds), except to the extent relating to an Assumed Obligation; (d) all rights and interests of Seller (A) under any policy or agreement of insurance or indemnity, (B) under any bond or (C) to any insurance or condemnation proceeds or awards arising, in each case, from acts, omissions or events, or damage to or destruction of property prior to the Effective Time, in each case, except to the extent relating to an Assumed Obligation; (e) all Hydrocarbons produced and sold from the Properties with respect to all periods prior to the Effective Time; (f) all claims of Seller for refunds of or loss carry forwards with respect to (A) Taxes for which Seller is responsible pursuant to Section 14.1(b), (B) income or franchise Taxes or (C) any Taxes attributable to the Excluded Assets; (g) all of Seller’s proprietary computer software, patents, trade secrets, copyrights, names, trademarks and logos and all other intellectual property of any kind; (h) all documents and instruments of Seller that are protected by an attorney-client privilege or that are work product of Seller’s counsel (other than title opinions); (i) all data that cannot be disclosed to Buyer as a result of confidentiality arrangements under agreements with Third Parties; provided that (except with respect to all Seismic Data and Information) Seller shall use its commercially reasonable efforts to obtain a waiver of such restrictions in order to permit disclosure to Buyer; (j) all Seismic Data and Information relating to the Assets that requires Third Party consent for transfer to Buyer if such consent is not obtained or obtainable without the payment of any funds that have not been paid by Buyer, and all such Contracts relating to Seismic Data and Information are set forth on Schedule 1; (k) all audit rights arising under any of the Applicable Contracts or otherwise with respect to any period prior to the Effective Time or to any of the Excluded Assets, except for any Imbalances and except to the extent relating to an Assumed Obligation; (l) all other rights and obligations arising under the Applicable Contracts prior to the Effective Time (except to the extent relating to an Assumed Obligation); (m) documents prepared or received by Seller with respect to (A) lists of prospective purchasers for transactions compiled by Seller, (B) bids submitted by other prospective purchasers of the Assets, (C) analyses by Seller of any bids submitted by any prospective purchaser, (D) correspondence between or among Seller, its representatives and any prospective purchaser and (E) correspondence between Seller or any of its representatives with respect to any of the bids, the prospective purchasers or the transactions contemplated in this Agreement; (n) any offices, office leases or personal property not directly related to any one or more of the Assets (for example, trucks and computers); (o) all reserve estimates and economic estimates; (p) copies of any of the foregoing that are retained by Seller; (q) copies of all log books and other Operating Data; (r) any Assets that are retained by Seller pursuant to Section 10.2(c), Section 10.3(b), Section 10.4 or Section 11.1(b); (s) any Assets which are excluded from the transaction contemplated by this Agreement by virtue of any provisions hereof; (t) Seller’s bonds, permits and licenses or other permits, licenses or authorizations; (u) all trade credits, account receivables, note receivables, take or pay amounts receivable and other receivables attributable to the Assets with respect to any period of time prior to the Effective Time (except to the extent relating to an Assumed Obligation); (v) any amounts in suspense as of the Effective Time; (w) all Imbalances relating to the Properties or other Assets arising before the Effective Time; (x) all production, proceeds, income, receipts and credits to which Seller is entitled under Section 2.3, except to the extent relating to an Assumed Obligation; (y) originals of all Records that are not related exclusively to the Assets (subject to Buyer’s right to obtain a copy of such Records at its sole cost and expense; provided, however, that Buyer shall have no right to receive copies of (i) Tax Records unless such Tax Records are solely related to the Assets or (ii) any Records that are otherwise excluded herein); (y) all abandoned and unclaimed property reportable under any state or local unclaimed property, escheat or similar Law where such property relates to or arose under periods prior to the Effective Time and (z) all assets set forth in Schedule 1.

“Execution Date” shall have the meaning set forth in the preamble to this Agreement.

“Fee Interests” shall have the meaning set forth in Section 2.1(a).

“Final Price” shall have the meaning set forth in Section 3.5.

“Final Settlement Statement” shall have the meaning set forth in Section 3.5.

“Fundamental Representations” shall mean the representations and warranties set forth in Section 4.1, Section 4.2, Section 5.1 and Section 5.2.

“Governmental Authority” shall mean any federal, state, local, municipal, tribal or other government; any governmental, regulatory or administrative agency, commission, body or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, regulatory or taxing authority or power and any court or governmental tribunal, including any tribal authority having or asserting jurisdiction.

“Hazardous Substances” shall mean any pollutants, contaminants, toxic, hazardous or extremely hazardous substances, materials, wastes, constituents, compounds or chemicals that are regulated by, or may form the basis of liability under, any Environmental Laws, including NORM and other substances referenced in Section 11.2.

“Hondo” shall have the meaning set forth in the preamble to this Agreement.

“Hydrocarbons” shall mean oil and gas and other hydrocarbons produced or processed in association therewith.

“Imbalances” shall mean (a) any imbalance at the wellhead between the amount of Hydrocarbons produced from a Well and allocable to the interests of Seller therein and the shares of production from the relevant Well to which Seller is entitled and (b) any marketing imbalance between the quantity of Hydrocarbons required to be delivered by Seller under any Contract relating to the purchase and sale, gathering, transportation, storage, processing or marketing of Hydrocarbons and the quantity of Hydrocarbons actually delivered by Seller pursuant to the relevant Contract, together with any appurtenant rights and obligations concerning future in-kind and/or cash balancing at the wellhead and production balancing at the delivery point into the relevant sale, gathering, transportation, storage or processing facility.

“Indemnified Party” shall have the meaning set forth in Section 12.7(a).

“Indemnifying Party” shall have the meaning set forth in Section 12.7(a).

“Individual Environmental Threshold” shall have the meaning set forth in Section 11.1(f).

“Individual Title Defect Threshold” shall have the meaning set forth in Section 10.2(f).

“Interim Period” shall mean that period of time commencing at the Effective Time and ending at 12:01 a.m. (Central Standard Time) on the Closing Date.

“Joint Marketing Contract” shall have the meaning set forth in Section 7.1(e)(ii).

“Knowledge” shall mean, with respect to Seller, the actual knowledge, after due inquiry, of the following Persons: Brad Fisher, Andy Agosto and Sheldon Lowery.

“Lands” shall have the meaning set forth in Section 2.1(b).

“Law” shall mean any applicable statute, law, rule, regulation, ordinance, order, code, ruling, writ, injunction, decree or other official act of or by any Governmental Authority.

“Leases” shall have the meaning set forth in Section 2.1(b).

“Liabilities” shall mean any and all claims, causes of actions, payments, charges, judgments, assessments, liabilities, losses, damages, penalties, fines, costs and expenses, including any attorneys’ fees, legal or other expenses incurred in connection therewith and including liabilities, costs, losses and damages for personal injury, death or property damage.

“Like-Kind Exchange” shall have the meaning set forth in Section 6.7.

“Material Adverse Effect” shall mean an event, effect or circumstance that, individually or in the aggregate, does or could reasonably be expected to have a material adverse effect on (a) the ownership, operations, value or prospects of the Assets, taken as a whole, or (b) the ability of Seller to consummate the transactions contemplated by this Agreement; provided, however, that, for the purpose of clause (a) hereof, none of the following shall be deemed to constitute a Material Adverse Effect: (i) any effect resulting from changes in generally applicable market, economic, financial or political conditions (including changes in fuel supply or transportation markets, interest or rates) in Texas, the United States or worldwide, or any outbreak of hostilities, war or terrorist acts; (ii) any effect resulting from any changes in the prices of Hydrocarbons; (iii) any effect resulting from entering into this Agreement or the announcement of the transactions contemplated herein; (iv) acts of God, including storms, drought or meteorological events; (v) acts or failures to act of Governmental Authorities or a change in Laws from and after the Execution Date, in each case, generally applicable to producers in Texas; (vi) matters that are cured or no longer exist by the earlier of the Closing and the termination of this Agreement, without cost or Liability to Buyer and without any material adverse effect on the ownership, operations, value or prospects of the Assets; (vii) reclassification or recalculation of reserves in the ordinary course of business; or (viii) declines in well performance due to natural causes, except in the cases of clauses (i) through (v), to the extent disproportionately affecting the Assets as compared with other Persons or businesses in the oil and gas exploration and production industry generally and then only such disproportionate impact shall be considered.

“Material Contract” shall have the meaning set forth in Section 4.7(a).

“Mescalero” shall have the meaning set forth in the preamble to this Agreement.

“Net Revenue Interest” with respect to any Well, Fee Interest or Undrilled Location, shall mean the interest in and to all Hydrocarbons produced, saved, and sold from or allocated to such Well, Fee Interest or Undrilled Location, after giving effect to all Royalties.

“NGA” shall have the meaning set forth in Section 4.21.

“NORM” shall mean naturally occurring radioactive material.

“Operating Data” shall mean operations, environmental and production data, including division of interest decks, joint interest billings, payout statements, plant statements, lease operating statements and receipts or other records kept with respect to payment of invoices.

“Operating Expenses” shall have the meaning set forth in Section 2.3(a).

“Permitted Encumbrances” shall have the meaning set forth on Schedule 2.

“Permitted Liens” shall mean, with respect to each Asset, all Encumbrances set forth on Schedule 3.

“Person” shall mean any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Authority or any other entity.

“Personal Property” shall have the meaning set forth in Section 2.1(g).

“Post-Closing Deductible” shall mean 3% of the Final Price.

“Preferential Right to Purchase” shall mean any Third Party’s preferential right to purchase any of the Assets or any interest in any Asset or any portion of any Asset.

“Preliminary Settlement Statement” shall have the meaning set forth in Section 3.4.

“Production Taxes” shall have the meaning set forth in Section 4.17.

“Properties” shall have the meaning set forth in Section 2.1(c).

“Purchase Price” shall have the meaning set forth in Section 3.1.

“Records” shall have the meaning set forth in Section 2.1(j).

“Remediation” shall mean, with respect to an Environmental Condition, the implementation and completion of any and all investigatory, cleanup, monitoring, remedial, removal, response, construction, closure, disposal, treatment, containment, mitigation or other corrective actions required under Environmental Laws in effect on the Closing Date conducted after the identification of an Environmental Condition pursuant to Section 11.1 and to correct or remove such Environmental Condition to a degree sufficient to meet the requirements of Section 11.1.

“Remediation Amount” shall mean, with respect to an Environmental Condition, the present value as of the Closing Date (using an annual discount rate of 10%) of the reasonable cost (net to Seller’s interest) of the Remediation of such Environmental Condition, so as to allow for the continued operation of the Asset in the same manner in which it is operated on the Closing Date, and by methods of Remediation that are consistent with customary industry practices in the State of Texas as accepted by Governmental Authorities under Environmental Laws.

“Response” shall have the meaning set forth in Section 14.12(b).

“Retained Obligations” shall have the meaning set forth in Section 12.2(b).

“Royalties” shall mean royalties, overriding royalties, production payments, carried interests, net profits interests, reversionary interests and other burdens upon, measured by or payable out of production therefrom.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Seismic Data and Information” shall have the meaning set forth in Section 2.1(i).

“Senior Manager” shall have the meaning set forth in Section 14.12(b).

“Seller” shall have the meaning set forth in the preamble to this Agreement.

“Seller Indemnified Parties” shall have the meaning set forth in Section 12.3(a).

“Seller’s Representatives” shall have the meaning set forth in Section 9.2.

“Settlement Statement Dispute Notice” shall have the meaning set forth in Section 3.5.

“Tax Allocation” shall have the meaning set forth in Section 3.7.

“Taxes” shall mean any taxes, imposed by any Governmental Authority, including income, profits, franchise, withholding, employment, social security, disability, occupation, ad valorem, property, severance, production and excise taxes, together with any interest, penalties or additions thereto, together with any such amounts as a successor, transferee or indemnitee.

“Third Party” shall mean any Person other than a party to this Agreement or an Affiliate of a party to this Agreement.

“Title Arbitrator” shall have the meaning set forth in Section 10.2(g).

“Title Claim Date” shall have the meaning set forth in Section 10.2(a).

“Title Defect” shall mean any Encumbrance (other than a Permitted Encumbrance), defect or other matter that causes Seller not to have Defensible Title in and to the Wells, Fee Interests or Undrilled Locations as of the Closing Date; provided that the items set forth on Schedule 4 shall not be considered Title Defects.

“Title Defect Amount” shall have the meaning set forth in Section 10.2(e).

“Title Defect Notice” shall have the meaning set forth in Section 10.2(a).

“Title Defect Property” shall have the meaning set forth in Section 10.2(a).

“Transaction Documents” shall mean those documents executed pursuant to or in connection with this Agreement.

“Transfer Taxes” shall have the meaning set forth in Section 14.1(b).

“Transition Services Agreement” shall mean the Transition Services Agreement by and between Seller and Buyer, substantially in the form attached to this Agreement as Exhibit F.

“Treasury Regulations” shall mean the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar, substitute, proposed or final Treasury Regulations.

“Undrilled Locations” shall mean the undrilled wells identified on Exhibit A-3 and the Lease rights and Lands attributable thereto.

“Wells” shall have the meaning set forth in Section 2.1(c).

“Working Interest” with respect to any Well, Fee Interest or Undrilled Location, shall mean the interest in and to such Well, Fee Interest or Undrilled Location that is burdened with the obligation to bear and pay costs and expenses of maintenance, development and operations on or in connection with such Well, Fee Interest or Undrilled Location, but without regard to the effect of any royalties, overriding royalties, production payments, net profits interests and other similar burdens upon, measured by or payable out of production therefrom.

Section 1.2 Interpretations. In construing this Agreement: (a) no consideration shall be given to the captions of the articles, sections, subsections or clauses, which are inserted for convenience in locating the provisions of this Agreement and not as an aid to construction and shall not be interpreted to limit or otherwise affect the provisions of this Agreement or the rights and other legal relations of the parties hereto; (b) no consideration shall be given to the fact or presumption that either party had a greater or lesser hand in drafting this Agreement; (c) examples shall not be construed to limit, expressly or by implication, the matter they illustrate; (d) the word “includes” and its syntactic variants mean, unless otherwise specified, “includes, but is not limited to” and corresponding syntactic variant expressions; (e) words such as “herein,” “hereby,” “hereafter,” “hereof,” “hereto,” “hereabove,” “hereinabove,” “hereinbelow” and “hereunder” refer to this Agreement as a whole and not to any particular article, section or provision of this Agreement; (f) whenever the context requires, the plural shall be deemed to include the singular, and vice versa; (g) each gender shall be deemed to include the other gender, when such construction is appropriate; (h) all of the Exhibits and Schedules referred to in this Agreement are part of this Agreement and each Exhibit and Schedule is hereby incorporated herein as if set forth in full herein; (i) references to a Person are also to its permitted successors and permitted assigns; (j) all references in this Agreement to Exhibits, Schedules, Articles and Sections refer to the corresponding Exhibits, Schedules, Articles and Sections of this Agreement unless expressly provided otherwise; (k) unless expressly stated otherwise, the word “or” is not exclusive; and (l) unless otherwise expressly provided herein, any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and reference to all attachments thereto and instruments incorporated therein.

ARTICLE II

PURCHASE AND SALE

Section 2.1 Purchase and Sale. Subject to the terms and conditions of this Agreement, Seller agrees to sell, and Buyer agrees to purchase and pay for, all of Seller’s and its Affiliates’ right, title and interest in and to the following (less and except for the Excluded Assets, collectively, the “Assets”):

(a) the oil and gas mineral fee interests more particularly described in Exhibit A-1 (collectively, the “Fee Interests”);

(b) the oil and gas leases, more particularly described in Exhibit A-2 (collectively, the “Leases”), together with any and all other rights, titles and interests of Seller in and to (i) the leasehold estates created thereby and (ii) the lands covered by the Leases, Fee Interests or included in units with which the Leases or Fee Interests may have been pooled or unitized (the “Lands”), including in each case, fee interests, royalty interests, overriding royalty interests, production payments, net profits interests, carried interests, reversionary interests and all other interests of any kind or character;

(c) all oil, gas, water, disposal or injection wells located on the Leases and the Lands or on other leases or lands with which the Leases and/or the Lands may have been pooled or unitized (collectively, the “Wells”), and all Hydrocarbons produced therefrom or allocated thereto (the Fee Interests, Leases, the Lands and the Wells being collectively referred to hereinafter as the “Properties”);

(d) all rights and interests in, under or derived from all unitization and pooling agreements in effect with respect to the Properties and the units created thereby which accrue or are attributable to the interests of Seller in the Properties;

(e) all Applicable Contracts, but only with respect to rights and obligations arising thereunder from and after the Effective Time, except for rights relating to the Assumed Obligations; provided, however, that, with regard to the Joint Marketing Contracts, in the event that the parties are unable to meet the conditions set forth in Section 7.1(e)(i) and Section 7.2(e)(i), Seller may partially assign such agreements to Buyer pursuant to the terms and conditions set forth in Section 7.1(e)(ii) and Section 7.2(e)(ii);

(f) to the extent that they may be assigned, all permits, licenses, servitudes, easements, rights-of-way (including those set forth on Exhibit B-1) and other surface agreements to the extent used in connection with the ownership or operation of the Properties or the Personal Property (the “Easements”);

(g) all equipment, machinery, fixtures, and other real, personal and mixed property, operational and nonoperational, known or unknown, located on the Properties or the other Assets described above or used or held for use primarily in connection with the Properties or other Assets described above, including well equipment, casing, rods, tanks, boilers, buildings, tubing, pumps, motors, fixtures, machinery, compression equipment, flow lines (including those set forth on Exhibit B-2), pipelines, gathering systems, processing and separation facilities, structures, materials and other items used or held for use primarily in the operation or maintenance thereof (“Personal Property”);

(h) all Imbalances relating to the Properties or other Assets arising from and after the Effective Time;

(i) all geophysical and other seismic and related technical data and information relating to the Assets, including any geologic and geophysical interpretations (collectively, the “Seismic Data and Information”), to the extent such data and information may be assigned without Third Party consent or expenditures beyond tape copying costs and expenses unless Buyer has paid such expenditures and entered into a license agreement with the Third Party licensor;

(j) all of the rights, titles and interests of Seller in and to all of the files, records, information and data, whether written or electronically stored, relating solely to the Assets, including: (i) land and title records (including abstracts of title, title opinions and title curative documents); (ii) contract files; (iii) correspondence; (iv) maps, engineering data and reports; (v) log books and Operating Data; and (vi) facility and well records (“Records”), which Records will be provided to Buyer in electronic form if so maintained by Seller and otherwise in paper form; provided, however, that Seller shall have the right to retain copies of any or all such Records;

(k) any asset acquired by Seller following the Execution Date that would otherwise constitute an “Asset” if owned by Seller as of the Execution Date and for which Buyer will assume the Operating Expenses arising therefrom;

(l) any claims and causes of action arising under or with respect to any Asset and all proceeds arising from such claims and causes of action, including any settlements thereof, to the extent such claims, causes of action and proceeds are attributable to the period after the Effective Time or that relate to an Assumed Obligation and, in each case, that do not relate to any Retained Obligations;

(m) all audit rights arising under any of the Applicable Contracts or otherwise with respect to any period after the Effective Time pertaining to any of the Assets or that relate to an Assumed Obligation and, in each case, that do not relate to any Retained Obligations;

(n) any claims against Third Parties related to the Assumed Obligations; and

(o) any amounts held in suspense by Seller or any Third Party on Seller’s behalf that relate to the period following the Effective Time.

Section 2.2 Excluded Assets. Seller shall reserve and retain all of the Excluded Assets.

Section 2.3 Revenues and Expenses.

(a) Subject to the provisions hereof, Seller shall remain entitled to all of the rights of ownership (including the right to all production, proceeds of production and other proceeds) and shall remain responsible for all Operating Expenses, in each case attributable to the Assets for the period of time prior to the Effective Time. Subject to the provisions hereof, and subject to the occurrence of the Closing, Buyer shall be entitled to all of the rights of ownership (including the right to all production, proceeds of production and other proceeds), and shall be responsible for all Operating Expenses, in each case, attributable to the Assets for the period of time from and after the Effective Time. All Operating Expenses attributable to the Assets, in each case that are: (i) incurred with respect to operations conducted or production prior to the Effective Time shall be paid by or allocated to Seller and (ii) incurred with respect to operations conducted or production after the Effective Time shall be paid by or allocated to

Buyer. “Operating Expenses” means all operating expenses (including obligations to pay working interests, Royalties or other interest owners’ revenues or proceeds attributable to sales of Hydrocarbons relating to the Properties) and capital expenditures incurred in the ownership and operation of the Assets in the ordinary course of business and, where applicable, in accordance with the relevant operating or unit agreement, if any, and overhead costs charged to the Assets under the relevant operating agreement or unit agreement, if any, but excluding Taxes and Retained Obligations.

(b) For purposes of allocating production (and proceeds of production and other proceeds) under this Section 2.3, (i) liquid Hydrocarbons shall be deemed to be “from or attributable to” the Properties when they pass through the pipeline connecting into the storage facilities into which they are run and (ii) gaseous Hydrocarbons shall be deemed to be “from or attributable to” the Properties when they pass through the royalty measurement meters, delivery point sales meters or custody transfer meters on the gathering lines or pipelines through which they are transported (whichever meter is closest to the well). Seller shall utilize reasonable interpolative procedures to arrive at an allocation of production when exact meter readings or gauging and strapping data is not available.

ARTICLE III

PURCHASE PRICE

Section 3.1 Purchase Price. The purchase price for the Assets shall be One Hundred and Ninety Million Dollars ($190,000,000) (the “Purchase Price”), payable in United States currency by wire transfer in same day funds as and when provided in this Agreement.

Section 3.2 Adjustments to Purchase Price. The Purchase Price shall be adjusted as follows, and the resulting amount shall be herein called the “Adjusted Purchase Price”:

(a) The Purchase Price shall be adjusted upward by the following amounts (without duplication):

(i) an amount equal to all proceeds received by Buyer, or reasonably estimated by Buyer to be received, following Closing, in each case attributable to the sale of Hydrocarbons produced from or allocable to the Assets prior to the Effective Time, net of any sales, excise or similar Taxes not already taken into account under Section 3.2(b)(iii), incurred in connection therewith and not reimbursed to Buyer by a Third Party purchaser and net of all Royalties (provided that to the extent such a netting for Royalties is made, Buyer shall assume the obligation to pay the netted amounts to the Persons to whom such amounts are due);

(ii) an amount equal to all Operating Expenses paid by Seller and not reimbursed to Seller pursuant to a joint interest billing that are attributable to the Assets during the Interim Period, whether paid before or after the Effective Time; provided, however, that any amounts paid by Seller for which Seller is retaining liability pursuant to Section 12.2(d) will be subtracted from this amount;

(iii) the amount of all Production Taxes prorated to Buyer pursuant to Section 14.1(b) but paid by Seller;

(iv) an amount equal to the value of any Imbalances by which Seller is underproduced priced at $2.00 per Mcf for gas Imbalances, existing as of the Effective Time;

(v) any other amount provided for elsewhere in this Agreement or otherwise agreed upon by Seller and Buyer.

(b) The Purchase Price shall be adjusted downward by the following amounts (without duplication):

(i) an amount equal to all proceeds received by Seller, or reasonably estimated by Seller to be received, following the Effective Time, in each case attributable to the sale of Hydrocarbons produced from or allocable to the Assets during the Interim Period, net of any sales, excise or similar Taxes not already taken into account under Section 3.2(a)(iii), incurred in connection therewith and not reimbursed to Seller by a Third Party purchaser and net of all Royalties (provided that to the extent such a netting for Royalties is made, Seller shall assume the obligation to pay the netted amounts to the Persons to whom such amounts are due);

(ii) an amount equal to all other proceeds received by Seller (other than from the sale of Hydrocarbons produced from or allocable to the Assets before the Effective Time) to which Buyer is entitled pursuant to Section 2.3;

(iii) the amount of all Production Taxes prorated to Seller pursuant to Section 14.1(b) but to be paid by Buyer;

(iv) an amount equal to the value of any Imbalances by which Seller is overproduced priced at $2.00 per Mcf for gas Imbalances, existing as of the Effective Time;

(v) the amount provided in Section 10.2(c)(i) for Title Defects if the Title Defect Amounts have been determined prior to Closing;

(vi) the amount provided in Section 11.1(b)(i) for Environmental Conditions if the Remediation Amounts have been determined prior to Closing;

(vii) the amounts provided in Section 10.2(c)(iii), Section 11.1(b)(iii), Section 10.3(b) or Section 10.4 for any Properties and other Assets excluded from the Assets pursuant to such Section;

(viii) the amount of any funds held in suspense as described in Section 2.1(o); and

(ix) any other amount provided for elsewhere in this Agreement or otherwise agreed upon by Seller and Buyer.

Section 3.3 Adjustment Methodology. When available, actual figures will be used for the adjustments to the Purchase Price at the Closing. To the extent actual figures are not available, estimates will be used subject to final adjustments in accordance with Section 3.5.

Section 3.4 Preliminary Settlement Statement. Not less than five business days prior to the Closing, Seller shall prepare and submit to Buyer for review a draft settlement statement (the “Preliminary Settlement Statement”) that shall set forth the Adjusted Purchase Price, reflecting each adjustment made in accordance with this Agreement as of the date of preparation of such Preliminary Settlement Statement and the calculation of the adjustments used to determine such amount, together with reasonable supporting documentation and the designation of Seller’s account for the wire transfers of funds as set forth in Section 8.3(a)(vii). Within three business days after receipt of the Preliminary Settlement Statement, Buyer will deliver to Seller a written report containing all changes with the explanation therefor that Buyer proposes to be made to the Preliminary Settlement Statement. The Preliminary Settlement Statement, as agreed upon by the parties, will be used to adjust the Purchase Price at Closing. If the parties are unable to reach agreement, the Preliminary Settlement Statement as prepared by Seller will be used to adjust the Purchase Price at Closing, absent manifest error.

Section 3.5 Final Settlement Statement. On or before 150 days after the Closing, a final settlement statement (the “Final Settlement Statement”) will be prepared by Buyer, based on actual income and expenses during the Interim Period and which takes into account all final adjustments made to the Purchase Price (including pursuant to Section 11.1(b) and Section 10.2(c)) and shows the resulting final Purchase Price (“Final Price”). The Final Settlement Statement shall set forth the actual proration of the amounts required by this Agreement (including Section 2.3). As soon as practicable, and in any event within 30 days, after receipt of the Final Settlement Statement, Seller shall return a written report containing any proposed changes to the Final Settlement Statement and an explanation of any such changes and the reasons therefor (the “Settlement Statement Dispute Notice”). If the Final Price set forth in the Final Settlement Statement is mutually agreed upon by Seller and Buyer, the Final Settlement Statement and the Final Price, shall be final and binding on the parties hereto. Any difference in the Adjusted Purchase Price as paid at Closing pursuant to the Preliminary Settlement Statement and the Final Price shall be paid by the owing party within ten days to the owed party. All amounts paid pursuant to this Section 3.5 shall be delivered in United States currency by wire transfer of immediately available funds to the account specified in writing by the relevant party.

Section 3.6 Disputes. If Seller and Buyer are unable to resolve the matters addressed in the Settlement Statement Dispute Notice, each of Buyer and Seller shall, within 14 business days after the delivery of such Settlement Statement Dispute Notice, summarize its position with regard to such dispute in a written document and submit such summaries to Ernst & Young LLP, or such other party as the parties may mutually select (the “Accounting Arbitrator”), together with the Settlement Statement Dispute Notice, the Final Settlement Statement and any other documentation such party may desire to submit. The Accounting Arbitrator shall calculate the Final Price based on the information submitted by the parties and in accordance with the adjustment methodology set forth in this Article III, and render its decision no later than 20 days after receiving the parties’ respective submissions. Any decision rendered by the Accounting Arbitrator pursuant hereto shall be final, conclusive and binding on Seller and Buyer and will be enforceable against any of the parties in any court of competent jurisdiction. The costs of such Accounting Arbitrator shall be borne one-half by Buyer and one-half by Seller. Any difference in the Adjusted Purchase Price as paid at Closing pursuant to the Preliminary Settlement Statement and the Final Price, as determined by the Accounting Arbitrator, shall be paid by the owing party within ten days to the owed party.

Section 3.7 Allocation of Purchase Price for Tax Purposes. For federal income tax purposes, Buyer and Seller agree that the Final Price shall be allocated among the Assets transferred to Buyer by each of (i) Carrizo, (ii) CLLR, (iii) Hondo and (iv) Mescalero, in accordance with the principles of Section 1060 of the Code and the Treasury Regulations and in a manner reasonably consistent with the Allocated Values, and will be set forth in separate schedules proposed by Seller and reasonably acceptable to Buyer (the “Tax Allocations”). If Seller and Buyer are unable to agree upon the Tax Allocations within 15 days of delivery of proposed schedules by Seller, the matter will be submitted to the Accounting Arbitrator for binding resolution in accordance with Section 3.6. Buyer and Seller shall each bear their own respective costs of obtaining such resolution, except that any fees and expenses related to the procurement of services from an Accounting Arbitrator shall be shared equally by Buyer and Seller. Buyer and Seller agree that (i) the Tax Allocations, as adjusted by Seller in its reasonable discretion, shall be used by Seller and Buyer as the basis for reporting asset values and other items for purposes of all federal, state and local Tax returns, including Internal Revenue Service Form 8594 and (ii) neither they nor their Affiliates will take positions inconsistent with such Tax Allocations in notices to Governmental Authorities, in audit or other proceedings with respect to Taxes, in notices to preferential purchase right holders, or in other documents or notices relating to the transactions contemplated by this Agreement, except as required by applicable Law. Seller makes no representation or warranty as to the accuracy of any value determined hereunder.

Section 3.8 Allocated Value. The “Allocated Value” for any Asset equals the portion of the unadjusted Purchase Price allocated to such Asset on Schedule 3.8, and such Allocated Value shall be used in calculating adjustments to the Purchase Price as provided herein. Seller makes no representation or warranty as to the accuracy of any Allocated Value.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as otherwise provided below or in the disclosures schedules, Seller represents and warrants to Buyer, on the Execution Date and on the Closing Date, the matters set out in this Article IV:

Section 4.1 Organization, Existence. Seller is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Seller has all requisite power and authority to own and operate its property (including its interests in the Assets) and to carry on its business as now conducted. Seller is duly licensed or qualified to do business as a foreign entity, and is in good standing in all jurisdictions in which such qualification is required by Law, except where the failure to qualify or be in good standing could not reasonably be expected to have a Material Adverse Effect.

Section 4.2 Authorization. Seller has full power and authority to enter into and perform this Agreement and the Transaction Documents to which it is a party and the transactions contemplated herein and therein. The execution, delivery, and performance by Seller of this Agreement have been duly and validly authorized and approved by all necessary corporate or limited liability company action on the part of Seller. This Agreement is, and the Transaction Documents to which Seller is a party when executed and delivered by Seller will be, the valid and binding obligation of Seller and enforceable against Seller in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium, and similar Laws, as well as to principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

Section 4.3 No Conflicts. Subject to the receipt of the consents set forth on Schedule 4.4(a), all matters disclosed on Schedule 4.3 and the Customary Post-Closing Consents, including those set forth on Schedule 4.4(b), the execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated herein will not (a) conflict with or result in a breach of any provisions of the organizational documents or other governing documents of Seller, (b) result in a default or the creation of any Encumbrance or give rise to any right of termination, cancellation, or acceleration under any of the terms, conditions or provisions of any Lease, operating agreement, note, bond, mortgage, indenture, license or other material agreement to which any Seller is a party or by which any Seller or the Assets may be bound or (c) violate any Law in any material respect applicable to Seller or any of the Assets.

Section 4.4 Consents. Except (a) as set forth in Schedule 4.4(a), (b) Customary Post-Closing Consents, including those set forth on Schedule 4.4(b), and (c) Preferential Right to Purchase set forth in Schedule 4.9, there are no consents or other restrictions on assignment, including requirements for consents from Third Parties to any assignment (in each case) that would be applicable in connection with the transfer of the Assets or the consummation of the transactions contemplated by this Agreement by Seller.

Section 4.5 Bankruptcy. There are no bankruptcy, reorganization or receivership proceedings pending, being contemplated by or, to Seller’s Knowledge, threatened against Seller.

Section 4.6 Litigation. Except as set forth in Schedule 4.6, there is no suit, action or litigation by any Person by or before any Governmental Authority, and no legal, administrative or arbitration proceedings pending or, to Seller’s Knowledge, threatened against the Assets or Seller relating to the Assets or that could otherwise reasonably be expected to have a Material Adverse Effect.

Section 4.7 Material Contracts.

(a) Schedule 4.7 sets forth all Applicable Contracts of the type described below to which Seller (or one or more of its Affiliates) is a party and that relate to the Assets (collectively, the “Material Contracts”):

(i) any Applicable Contract that has resulted or can reasonably be expected to result in aggregate payments by Seller (or its Affiliates) of more than $125,000 for (y) Applicable Contracts that have been in effect for at least one year, during the last fiscal year (based solely on the terms thereof and realized volumes and without regard to any expected increase in volumes or revenues) or (z) Applicable Contracts that have been in effect for less than one year, during the current or any subsequent fiscal year (based solely on the terms thereof and current volumes and without regard to any expected increase in volumes or revenues);

(ii) any Applicable Contract that has resulted or can reasonably be expected to result in aggregate revenues to Seller (or its Affiliates) of more than $125,000 for (y) Applicable Contracts that have been in effect for at least one year, during the last fiscal year (based solely on the terms thereof and realized volumes and without regard to any expected increase in volumes or revenues) or (z) Applicable Contracts that have been in effect for less than one year, during the current or any subsequent fiscal year (based solely on the terms thereof and current volumes and without regard to any expected increase in volumes or revenues);

(iii) any Hydrocarbon purchase and sale, exchange, gathering, transportation, processing or similar Applicable Contract that is not terminable without penalty on 60 days’ or less notice;

(iv) any Applicable Contract that constitutes a lease under which Seller (or its Affiliates) is the lessor or the lessee of real or personal property which lease (A) cannot be terminated by Seller without penalty or cost upon 60 days’ or less notice and (B) involves an annual base rental of more than $125,000;

(v) any indenture, mortgage, loan, credit or sale-leaseback or similar Applicable Contract secured by any of the Assets;

(vi) any farmout or farmin agreement relating to the Assets;

(vii) any futures, hedge, swap, collar, put, call, floor, cap, option or other Applicable Contract that is intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons, that binds Seller or any of the Assets;

(viii) any Applicable Contract that constitutes a non-competition agreement, area of mutual interest agreement or any other agreement that purports to restrict, limit or prohibit the manner in which, or the locations in which, Seller conducts business, including area of mutual interest Applicable Contracts;

(ix) any Applicable Contract containing “tag along” or similar rights allowing a Third Party to participate in future sales of any of the Assets or interests therein;

(x) any Applicable Contract related to Seismic Data and Information that is not an Excluded Asset;

(xi) any Applicable Contract with any Affiliate of Seller that will not be terminated prior to Closing; and

(xii) any saltwater disposal contract and any compressor contract not otherwise listed in this Section 4.7 relating to the Assets.

(b) Except as set forth on Schedule 4.7, the Material Contracts are in full force and effect in all material respects, and there exist no defaults under the Material Contracts by Seller or, to Seller’s Knowledge, by any other Person that is a party to such Material Contracts, and no event has occurred that with notice or lapse of time, or both, would constitute any default under any such Material Contract by Seller or, to Seller’s Knowledge, any other Person who is a party to such Material Contract. Prior to the execution of this Agreement, Seller has made available to Buyer true and complete copies of each Material Contract and all material amendments thereto. Seller has not received or given any unresolved written notice of termination or default with regards to any Material Contract.

Section 4.8 No Violation of Laws. Except as set forth on Schedule 4.8, Seller is not the subject of any pending or, to Seller’s Knowledge, threatened regulatory compliance or enforcement action related to the Assets and Seller has not received written notice alleging any violation of any Law applicable to the Assets, in each case, the resolution of which is currently outstanding. This Section 4.8 does not include any matters with respect to Environmental Laws, such matters being addressed exclusively in Section 4.16.

Section 4.9 Preferential Rights. Except as set forth in Schedule 4.9, there are no Preferential Rights to Purchase that are applicable to the transfer of the Assets in connection with the transactions contemplated hereby.

Section 4.10 Personal Property. To Seller’s Knowledge, except as set forth in Schedule 4.10, all Personal Property constituting a part of the Assets are in a state of reasonable repair (ordinary wear and tear excepted) so as to be suitable for the purposes of which such Personal Property was constructed, obtained or currently being used in all material respects. Seller has defensible title to, or a valid leasehold interest in, all Personal Property included in the Assets, free and clear of any Encumbrances, except for Permitted Encumbrances.

Section 4.11 Imbalances. Schedule 4.11 sets forth all Imbalances associated with the Properties as of the Effective Time.

Section 4.12 Current Commitments. Schedule 4.12 sets forth, as of the date of this Agreement, all authorities for expenditures (“AFEs”) relating to the Properties to drill or rework Wells or for other capital expenditures pursuant to any of the Material Contracts or any applicable joint operating agreement that have been sent or received by Seller and which in each case require expenditures in excess of $100,000 and for which all of the activities anticipated in such AFEs or commitments have not been completed by the date of this Agreement.

Section 4.13 Contribution Requirements. Except as set forth on Schedule 4.13 and with respect to Assets that are operated by Seller, there are no material contribution requirements with respect to defaulting co-owners as to any of the Assets. To Seller’s Knowledge, except as set forth on Schedule 4.13 and with respect to Assets that are not operated by Seller, there are no material contribution requirements with respect to defaulting co-owners as to any of the Assets.

Section 4.14 Non-Consent Elections. Except as set forth on Schedule 4.14, Seller has not elected nor been deemed to have elected as a non-consenting party with respect to any Well, proposal or other operations with respect to the Assets.

Section 4.15 Payout Balances. Schedule 4.15 contains a list of the estimated status of any “payout” balance (net to the interest of Seller), as of the dates shown in such Schedule, for each Property that is subject to a reversion or other adjustment at some level of cost recovery or payout.

Section 4.16 Environmental.

(a) Except as set forth on Schedule 4.16, Seller’s ownership, use and operation of the Assets is in compliance with the regulatory requirements of all applicable Environmental Laws, except for such failures to comply as have not had, and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(b) Except as set forth on Schedule 4.16, Seller has not received, nor to Seller’s Knowledge has any Third Party operator received, any notice of violation of any Environmental Law relating to the Assets, which alleged failure(s) to comply would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(c) Seller has made available to Buyer complete and accurate copies of all environmental assessment and audit reports and studies and all similar documentation and correspondence in the possession of or control of Seller and addressing potentially material environmental Liabilities or obligations relating to ownership or operation of the Assets.

Section 4.17 Production Taxes. Except as disclosed on Schedule 4.17, during the period of Seller’s ownership of the Assets, all gross receipts, conservation, ad valorem, property, excise, production, severance and similar Taxes and assessments (including penalties and interest) based on or measured by the ownership or operation of the Assets, the production of Hydrocarbons therefrom, or the receipt of proceeds therefrom (“Production Taxes”) that have become due and payable have been properly paid, other than Production Taxes which have been contested in good faith, and no such contests are ongoing. Except as set forth in Schedule 4.17, all returns with respect to Production Taxes that are required to be filed by Seller have been timely filed and there are no audits, investigations, litigation or other proceedings pending, or, to the Knowledge of Seller, threatened, against Seller before any Governmental Authority relating to the payment of any Production Taxes imposed or based on Seller’s interest in the Properties or Hydrocarbons produced from such interest in the Properties. The transactions contemplated by this Agreement will not terminate any Tax incentive, holiday, abatement, or special appraisal method used by any Seller.

Section 4.18 Tax Partnerships. Except as set forth on Schedule 4.18, no Property is subject to any tax partnership agreement or provisions requiring a partnership income tax return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code or any similar state statute, and in the case of any Property subject to a tax partnership agreement, the tax partnership has an election in effect under Section 754 of the Code.

Section 4.19 Investment Company. Seller is not (a) an investment company or a company controlled by an investment company within the meaning of the Investment Company Act of 1940, as amended, or (b) subject in any respect to the provisions of said Act.

Section 4.20 Brokers’ Fees. Seller has incurred no liability, contingent or otherwise, for brokers’ or finders’ fees relating to the transactions contemplated by this Agreement for which Buyer or any Affiliate of Buyer shall have any responsibility or which would burden the Assets.

Section 4.21 Regulatory Status. All pipeline systems and related facilities comprising the Assets are (i) “gathering facilities” that are exempt from regulation by the Federal Energy Regulatory Commission under the Natural Gas Act of 1938, as amended (“NGA”), and (ii) except as set forth on Schedule 4.21, not subject to the requirement to file a tariff with the Railroad Commission of Texas pursuant to Texas Administrative Code, Title 16, Section 7.315. No consent is required in connection with the transactions contemplated by this Agreement or any of the Transaction Documents under the Natural Gas Policy Act of 1978, as amended. Seller is not a natural gas company within the meaning of the NGA, and, to Seller’s Knowledge, Seller has not operated any of the Assets in a manner that would subject such Seller to the jurisdiction of, or invoke regulation by, the Federal Energy Regulatory Commission under the Natural Gas Policy Act of 1978, as amended, or the NGA with respect to the Assets.

Section 4.22 Current Plugging Obligations. Except as set forth in Schedule 4.22, Seller has not received any notices or demands from any Governmental Authority or, to Seller’s Knowledge, any other Person to plug any Wells or perform any mechanical integrity tests.

Section 4.23 Royalties; Suspense Funds. Except for amounts that are being held in suspense, Seller has paid all Royalties due by Seller.

Section 4.24 Easements. Except as set forth in Schedule 4.24, each of the Easements used or held primarily for use in connection with the ownership or operation of the Assets is legal, valid, binding, enforceable and in full force and effect and Seller is not in material breach of or material default under any such Easement, and to Seller’s Knowledge, no event has occurred or circumstance exists that, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under any such Easement.

Section 4.25 Oil and Gas Operations. Except as provided in Schedule 4.25, all Wells operated by Seller have been drilled, completed, operated and produced in accordance with generally accepted oil and gas field practices and in compliance in all material respects with applicable leases, pooling and unit agreements, joint operating agreements and Laws, except for such practices and non-compliance as have not had, and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

Section 4.26 Current Bonds. Schedule 4.26 contains a list of all surety bonds, letters of credit and other similar instruments maintained by Seller or any of its Affiliates with respect to the Assets.

ARTICLE V

BUYER’S REPRESENTATIONS AND WARRANTIES

Except as otherwise provided below, Buyer hereby represents and warrants to Seller, on the Execution Date and as of the Closing Date, the matters set forth in this Article V.

Section 5.1 Organization; Existence. Buyer is a limited partnership duly organized, validly existing and in good standing under the laws of the state of its formation and has all requisite power and authority to own and operate its property and to carry on its business as now conducted. Buyer is duly licensed or qualified to do business as a foreign limited partnership, and is in good standing in all jurisdictions in which such qualification is required by Law, except where the failure to qualify or be in good standing would not have a material adverse effect on the Buyer’s ability to consummate the transactions contemplated in this Agreement.

Section 5.2 Authorization. Buyer has full power and authority to enter into and perform this Agreement and the Transaction Documents to which it is a party and the transactions contemplated herein and therein. The execution, delivery and performance by Buyer of this Agreement have been duly and validly authorized and approved by all necessary company action on the part of Buyer. This Agreement is, and the Transaction Documents to which Buyer is a party when executed and delivered by Seller will be, the valid and binding obligation of Buyer and enforceable against Buyer in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium and similar Laws, as well as to principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

Section 5.3 No Conflicts. The execution, delivery, and performance by Buyer of this Agreement and the consummation of the transactions contemplated herein will not (a) conflict with or result in a breach of any provisions of the organizational or other governing documents of Buyer, (b) result in a default or the creation of any lien or encumbrance or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license or other agreement to which Buyer is a party or by which Buyer or any of its property may be bound or (iii) violate any Law applicable to Buyer or any of its property, except in the case of clauses (ii) and (iii) where such default, lien, encumbrance, termination, cancellation, acceleration or violation would not have a material adverse effect on the Buyer’s ability to consummate the transactions contemplated in this Agreement.

Section 5.4 Consents. There are no consents or other restrictions on assignment, including requirements for consents from Third Parties to any assignment (in each case) that would be applicable in connection with the consummation of the transactions contemplated by this Agreement by Buyer.

Section 5.5 Bankruptcy. There are no bankruptcy, reorganization or receivership proceedings pending, being contemplated by or, to Buyer’s knowledge, threatened against Buyer.

Section 5.6 Litigation. There is no suit, action, investigation or inquiry by any Person or by or before any Governmental Authority, and no legal, administrative or arbitration proceedings pending, or, to Buyer’s knowledge, threatened against Buyer, or to which Buyer is a party, that could reasonably be expected to have a material adverse effect upon the ability of Buyer to consummate the transactions contemplated in this Agreement.

Section 5.7 Financing. Buyer shall have as of the Closing Date sufficient funds with which to pay the Purchase Price and consummate the transactions contemplated by this Agreement.

Section 5.8 Independent Evaluation. Buyer is sophisticated in the evaluation, purchase, ownership and operation of oil and gas properties and related facilities. In making its decision to enter into this Agreement and to consummate the transaction contemplated herein, Buyer, except to the extent of Seller’s representations in Article IV, and the special warranty of title in the Conveyance Documents, (a) has relied or shall rely solely on its own independent investigation and evaluation of the Assets and the advice of its own legal, tax, economic, environmental, engineering, geological and geophysical advisors and the express provisions of this Agreement and not on any comments, statements, projections or other materials made or given by any representatives, consultants or advisors engaged by Seller and (b) has undertaken such due diligence pertaining to the Properties and other Assets as Buyer deems adequate.

Section 5.9 Brokers’ Fees. Buyer has incurred no liability, contingent or otherwise, for brokers’ or finders’ fees relating to the transactions contemplated by this Agreement for which Seller or any Affiliate of Seller shall have any responsibility.

Section 5.10 Accredited Investor.

(a) Buyer is aware that the sale of the Assets conveyed herein by Seller has not been registered under the Securities Act or under the securities Laws of any state. Buyer represents and warrants that (i) Buyer is an accredited investor as such term is defined in Regulation D of the Securities Act and (ii) Buyer is acquiring an interest in the Assets for its own account for use in Buyer’s trade or business and not with a view toward or for sale in connection with any distribution thereof, nor with any present intention of making a distribution thereof within the meaning of the Securities Act (including the rules and regulations thereunder). Buyer represents and warrants that if it sells, transfers or otherwise disposes of the Assets, it will do so in compliance with the Securities Act and any other applicable securities Laws (including state securities Laws).

(b) Buyer is aware that no federal or state agency has made any findings or determinations as to the fairness of purchasing the Assets conveyed herein or any recommendations or endorsement with respect thereto.

(c) Buyer recognizes that its representations and warranties in this Section 5.10 are material inducements to Seller’s acceptance of Buyer’s purchase of the Assets conveyed herein, and without such representations and warranties, Buyer’s purchase would not be accepted.

ARTICLE VI

CERTAIN AGREEMENTS

Section 6.1 Conduct of Business. Except as set forth in Schedule 6.1 and as required by any Lease, Applicable Contract, Law or Governmental Authority, including as contemplated by the AFEs and other capital commitments described in Section 4.12, Seller agrees that from and after the date hereof until Closing, except as contemplated by this Agreement or as consented to in advance in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), to:

(a) operate the Assets in the usual, regular and ordinary manner consistent with past practice;

(b) maintain the books of account and records relating to the Assets in the usual, regular and ordinary manner, in accordance with the usual accounting practices of Seller and applicable Law;

(c) not enter into any Contract that, if entered into prior to the date of this Agreement, would be required to be listed in a schedule attached to this Agreement, or materially amend, change the terms of or terminate any Applicable Contract;

(d) (i) not propose or commit to any single operation, or series of related operations, reasonably anticipated to require capital expenditures by the owner of the Assets in excess of $125,000, (ii) make any capital expenditures with respect to any operation, or series of related operations, in excess of $125,000 or (iii) propose or make capital expenditures subject to clauses (i) and (ii) in excess of $1,000,000 in the aggregate; provided, however, that Seller will consent to any AFEs from Third Parties to drill, frac or complete wells unless Seller and Buyer mutually agree in writing that Seller shall not consent to such AFE;

(e) maintain insurance coverage on the Assets furnished as of the Execution Date by Third Parties in the amounts and of the types in place as of the Execution Date;

(f) maintain all material permits, approvals and registrations from and with Governmental Authorities applicable to the Assets that are maintained by Seller or its Affiliate as of the Execution Date;

(g) not transfer, sell, mortgage, pledge or dispose of or otherwise encumber any of the Assets other than the sale and/or disposal of Hydrocarbons in the ordinary course of business and sales of equipment that is no longer necessary in the operation of the Assets or for which replacement equipment has been obtained;

(h) not settle, waive, or compromise any claim or other proceeding in a manner that would adversely affect in any material respect the ownership, operation, or use of the Assets taken as a whole or for which Buyer would have liability; and

(i) not commit to do any of the items described in Section 6.1(c), Section 6.1(d), Section 6.1(g) and Section 6.1(h).

Buyer acknowledges that Seller owns undivided interests in certain of the Properties where Seller is not the operator, and Buyer agrees that the acts or omissions of the other working interests owners (including the operators) who are not Seller or any Affiliates of Seller shall not constitute a breach of the provisions of this Section 6.1, nor shall any action required by a vote of working interest owners constitute such a breach so long as Seller and its Affiliates have not proposed an action that would be in violation of this Section 6.1 and, subject to Section 6.1(d), have voted their interest in a manner that complies with the provisions of this Section 6.1.

Section 6.2 Notification of Breaches. Until the Closing,

(a) Buyer shall notify Seller promptly after Buyer obtains actual knowledge that any representation or warranty of Seller contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Seller prior to or on the Closing Date has not been so performed or observed in any material respect; and

(b) Seller shall notify Buyer promptly after any Seller obtains actual knowledge that any representation or warranty of Buyer contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Buyer prior to or on the Closing Date has not been so performed or observed in any material respect.

Any of Buyer’s or Seller’s representations or warranties that are untrue or shall become untrue in any material respect between the Execution Date and the Closing Date, and any of Buyer’s or Seller’s covenants or agreements to be performed or observed prior to or on the Closing Date that have not been so performed or observed in any material respect, shall be considered not to have occurred for all purposes of this Agreement to the extent that any such breach of representation, warranty, covenant or agreement is (if curable) cured by the Closing.

Section 6.3 Successor Operator. While Buyer acknowledges that it desires to succeed Seller as operator of those Assets or portions thereof that Seller may presently operate, Buyer acknowledges and agrees that Seller cannot and does not covenant or warrant that Buyer shall become successor operator of the same since the Assets or portions thereof may be subject to operating or other agreements that control the appointment of a successor operator. Seller agrees, however, that as to the Assets it operates, it shall use its commercially reasonable efforts to support Buyer’s efforts to become successor operator (to the extent permitted under any joint operating agreement) effective as of the Closing and to designate and/or appoint by assignment, to the extent legally possible, Buyer as successor operator effective as of the Closing.

Section 6.4 Governmental Bonds. Buyer acknowledges that none of the bonds, letters of credit and guarantees set forth on Schedule 4.26 that have been posted by Seller or its Affiliates with Governmental Authorities and relating to the Assets are transferable to Buyer. On or before the Closing Date, Buyer shall obtain, or cause to be obtained in the name of Buyer or its designee, replacements for such bonds, letters of credit and guarantees, to the extent such replacements are necessary to permit the cancellation of the bonds, letters of credit and guarantees posted by Seller and/or its Affiliates.

Section 6.5 Record Retention. Each party, for the longer of a period of seven years and as required by Law, following Closing, will retain the Records and provide the other party, its Affiliates, and its and their officers, employees and representatives with reasonable access upon prior notice to the Records (to the extent that such other party has not retained the original or a copy) during normal business hours for review and copying at such other party’s expense; provided that any party may destroy Records from time to time and prior to the end of such period in accordance with its normal document retention policy as long as such party notifies the other party in advance and provides such other party an opportunity to copy such Records at such other party’s expense. Each party shall also provide the other party, its Affiliates and its and their officers, employees and representatives with reasonable access during normal business hours to Records relating to any indemnification claim made under this Agreement for review and copying at such other party’s expense.

Section 6.6 License. Buyer hereby grants to Carrizo and its wholly-owned Affiliates, effective from and after the Closing Date, a royalty-free perpetual license, without restriction, of all Seismic Data and Information that, immediately before the Closing, was owned (but not licensed from a Third Party) by Seller or its Affiliate. The license granted pursuant to this Section 6.6 is not assignable without consent of Buyer unless such assignment occurs in connection with the direct or indirect sale of all or substantially all of the assets or control of Carrizo.

Section 6.7 Like-Kind Exchange. Buyer shall cooperate fully, to the extent reasonably requested by Seller, in connection with accommodating an exchange as provided for under Section 1031 or similar section of the Code and any corresponding state income tax provision (“Like-Kind Exchange”). Seller reserves the right, at or prior to Closing, to assign its rights under this Agreement with respect to all or a portion of the Purchase Price, and that portion of the Assets associated therewith, to a qualified intermediary (as that term is defined in Treasury Regulation Section 1.1031(k)-1(g)(4)(iii)) to accomplish this transaction, in whole or in part, in a manner that will comply with the requirements of a Like-Kind Exchange. Buyer hereby (a) consents to Seller’s assignment of its rights in this Agreement with respect to the Like-Kind Exchange Assets and (b) if such an assignment is made, agrees to transfer all or a portion of the Purchase Price into the qualified trust account at Closing as directed in writing by Seller; provided that the Closing shall not be delayed or affected by reason of the Like-Kind Exchange. Seller acknowledges and agrees that a whole or partial assignment of this Agreement to a qualified intermediary shall not release Seller from any of its respective liabilities and obligations to Buyer or expand any liabilities or obligations of Buyer under this Agreement. Buyer shall not be obligated to pay any additional costs or incur any additional obligations in its purchase of the Assets if such costs are the result of Seller’s Like-Kind Exchange, and Seller shall indemnify Buyer Indemnified Parties against any Claims arising from Seller’s Like-Kind Exchange. No representations are made that any particular tax treatment will be given to either party as a result of the Like-Kind Exchange.

Section 6.8 Delivery of Financial Statements.

(a) Seller shall use commercially reasonable efforts to deliver to Buyer on or before the 65th day after the Closing Date, in each case, only to the extent required of Buyer by Form 8-K under the Exchange Act, a statement of revenues and direct operating expenses relating to the Assets for years ended December 31, 2011, 2010 and 2009 and the three month period ended March 31, 2012, and a statement of assets acquired and liabilities assumed related to the Assets as of December 31, 2011 and 2010 and March 31, 2012 and the related footnotes for both statements (the “Asset Financial Statements”), as shall be reasonably necessary for inclusion in Buyer’s current report on Form 8-K under the Exchange Act to be filed on or before the 71st calendar day after the initial Form 8-K to be filed within four business days following the closing. Without limiting the generality of the forgoing, Seller shall have no obligation to provide any portion of the Asset Financial Statements that is not required by Form 8-K and Buyer shall use commercially reasonable efforts to minimize the periods and dates presented of financial statements and other information to be included in such Asset Financial Statements that would otherwise be required by Form 8-K, including, by promptly seeking waivers, exemptions or advice from the staff of the Securities and Exchange Commission. Seller will use commercially reasonable efforts to deliver to Buyer on or before the date of the filing of the Asset Financial Statements with Buyer’s Form 8-K, the report of KPMG LLP with respect to those portions of the Asset Financial Statements to be delivered under this Section for which such report is required by Form 8-K. Furthermore, Seller will use commercially reasonable efforts to cause KPMG LLP to deliver to Buyer any unqualified audit opinions with respect to the Asset Financial Statements as may be required by any applicable securities Laws in connection with any future filings with the Securities and Exchange Commission to be made by Buyer.

(b) All of the Asset Financial Statements, reports, opinions and related activities (the “Asset Financial Statement Matters”) to be prepared, provided, delivered or undertaken pursuant to this Section 6.8 shall be prepared, provided, delivered and undertaken at the sole cost and expense of Buyer. The costs and expenses to be paid by Buyer pursuant to this Section 6.8 shall be included in the Final Settlement Statement and shall be paid promptly by Buyer to Seller or KPMG LLP simultaneously with the payment of amounts to be paid by Buyer or Seller pursuant to Section 3.5.

Section 6.9 Sublease of Field Office. During the period of time between the Execution Date and the Closing, Buyer and Seller will in good faith negotiate a mutually agreeable sublease for the Mansfield field office to be retained by Seller such that Buyer shall have the right following the Closing to access and utilize such Mansfield field office, warehouse and yard in connection with its ownership and operation of the Assets.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.1 Buyer’s Conditions to Closing. The obligations of Buyer to consummate the transactions provided for herein are subject, at the option of Buyer, to the fulfillment by Seller or waiver by Buyer, on or prior to the Closing of each of the following conditions:

(a) Representations. The representations and warranties of Seller set forth in this Agreement shall be true and correct in all material respects on and as of the Closing Date, with the same force and effect as though such representations and warranties had been made or given on and as of the Closing Date (other than individual representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date).

(b) Performance. Seller shall have performed or complied in all material respects with all obligations, agreements and covenants contained in this Agreement as to which performance or compliance by Seller is required prior to or at the Closing Date.

(c) No Legal Proceedings. No material suit, action or other proceeding by a Third Party shall be pending before any Governmental Authority seeking to restrain, prohibit, enjoin or declare illegal, or seeking substantial damages in connection with, the transactions contemplated by this Agreement.

(d) Title Defects and Environmental Conditions. The sum of (i) the amount by which the sum of (A) all Title Defect Amounts determined pursuant to Section 10.2(e) with respect to Title Defects submitted on or before April 15, 2012 and (B) all Remediation Amounts for Environmental Conditions determined pursuant to Section 11.1, exceeds the Aggregate Deductible, (ii) all Casualty Losses pursuant to Section 10.3, (iii) the Allocated Value of any Asset excluded at Closing pursuant to Section 10.3(b), and (iv) the Allocated Value of any Asset excluded at Closing pursuant to Section 10.4(c) or Section 10.4(f), shall be less than 15% of the Purchase Price

(e) Marketing Agreements.

(i) Buyer and Seller shall have entered into (A) separate agreements with Energy Transfer Fuel, LP for the intrastate and interstate transportation of Hydrocarbons produced from the Assets that are currently subject to the agreements described in items 5 and 6 of Schedule 4.7(a)-2, which shall include rights and obligations of Buyer under such separate agreements to the extent related to 25% of the Hydrocarbons currently subject to such Joint Marketing Contract, (B) a separate agreement with Enterprise Products Operating LLC for the sale and purchase of Hydrocarbons produced from the Assets that are currently subject to the agreement described in item 21 of Schedule 4.7(a)-2, which shall include rights and obligations of Buyer under such separate agreement to the extent related to 25% of the Hydrocarbons currently subject to such Joint Marketing Contract, and (C) a separate agreement with DFW Midstream Services LLC for the transportation of Hydrocarbons produced from the Assets that are currently subject to the agreements described in item 2 of Schedule 4.7(a)-2, or made other similar arrangements for the transportation or sale of such Hydrocarbons, which arrangements are mutually agreeable to both Buyer and Seller; or

(ii) if, and only if, the condition in clause (i) has not been satisfied prior to Closing, Seller shall have received the prior written consent of the applicable counterparties to the agreements described in items 2, 5, 6, and 21 of Schedule 4.7(a)-2 (but excluding any items identified as “Excluded Assets”) (the “Joint Marketing Contracts”) to partially assign to Buyer the rights and obligations under each Joint Marketing Contract to the extent related to 25% of the Hydrocarbons currently subject to such Joint Marketing Contract; or

(iii) if, and only if, neither of the conditions in clause (i) or clause (ii) has been satisfied prior to Closing, Seller and Buyer shall have entered into a mutually acceptable agreement for Seller to transport or sell, as applicable, on behalf of Buyer the Hydrocarbons produced from the Assets that are currently subject to the Joint Marketing Contracts on the same terms and conditions, including price, set forth in such Joint Marketing Contracts at no additional cost to Buyer.

Section 7.1 Seller’s Conditions to Closing. The obligations of Seller to consummate the transactions provided for herein are subject, at the option of Seller, to the fulfillment by Buyer or waiver by Seller, on or prior to the Closing of each of the following conditions:

(a) Representations. The representations and warranties by Buyer set forth in this Agreement shall be true and correct in all material respects on and as of the Closing Date, with the same force and effect as though such representations and warranties had been made or given on and as of the Closing Date (other than individual representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date).

(b) Performance. Buyer shall have performed or complied in all material respects with all obligations, agreements and covenants contained in this Agreement as to which performance or compliance by Buyer is required prior to or at the Closing Date.

(c) No Legal Proceedings. No material suit, action or other proceeding by a Third Party shall be pending before any Governmental Authority seeking to restrain, prohibit, enjoin or declare illegal, or seeking substantial damages in connection with, the transactions contemplated by this Agreement.

(d) Title Defects and Environmental Conditions. The sum of (i) the amount by which the sum of (A) all Title Defect Amounts determined pursuant to Section 10.2(e) with respect to Title Defects submitted on or before April 15, 2012 and (B) all Remediation Amounts for Environmental Conditions determined pursuant to Section 11.1, exceeds the Aggregate Deductible, (ii) all Casualty Losses pursuant to Section 10.3, (iii) the Allocated Value of any Asset excluded at Closing pursuant to Section 10.3(b), and (iv) the Allocated Value of any Asset excluded at Closing pursuant to Section 10.4(c) or Section 10.4(f), shall be less than 15% of the Purchase Price.

(e) Marketing Agreements.

(i) Buyer and Seller shall have entered into (A) separate agreements with Energy Transfer Fuel, LP for the intrastate and interstate transportation of Hydrocarbons produced from the Assets that are currently subject to the agreements described in items 5 and 6 of Schedule 4.7(a)-2, which shall include rights and obligations of Buyer under such separate agreements to the extent related to 25% of the Hydrocarbons currently subject to such Joint Marketing Contract, (B) a separate agreement with Enterprise Products Operating LLC for the sale and purchase of Hydrocarbons produced from the Assets that are currently subject to the agreement described in item 21 of Schedule 4.7(a)-2, which shall include rights and obligations of Buyer under such separate agreement to the extent related to 25% of the Hydrocarbons currently subject to such Joint Marketing Contract, and (C) a separate agreement with DFW Midstream Services LLC for the transportation of Hydrocarbons produced from the Assets that are currently subject to the agreements described in item 2 of Schedule 4.7(a)-2, or made other similar arrangements for the transportation or sale of such Hydrocarbons, which arrangements are mutually agreeable to both Buyer and Seller; or

(ii) if, and only if, the condition in clause (i) has not been satisfied prior to Closing, Seller shall have received the prior written consent of the applicable counterparties to the agreements described in the Joint Marketing Contracts to partially assign to Buyer the rights and obligations under each Joint Marketing Contract to the extent related to 25% of the Hydrocarbons currently subject to such Joint Marketing Contract; or

(iii) if, and only if, neither of the conditions in clause (i) or clause (ii) has been satisfied prior to Closing, Seller and Buyer shall have entered into a mutually acceptable agreement for Seller to transport or sell, as applicable, on behalf of Buyer the Hydrocarbons produced from the Assets that are currently subject to the Joint Marketing Contracts on the same terms and conditions, including price, set forth in such Joint Marketing Contracts at no additional cost to Buyer.

ARTICLE VIII

CLOSING

Section 8.1 Date of Closing. Subject to the conditions stated in this Agreement, the sale by Seller and the purchase by Buyer of the Assets pursuant to this Agreement (the “Closing”) shall occur on or before two business days after the satisfaction (or waiver) of all closing conditions set forth in Article VII, or such other date as Buyer and Seller may agree upon in writing. The date on which the Closing occurs is referred to herein as the “Closing Date”. The parties acknowledge and agree that the target closing date is April 30, 2012.

Section 8.2 Place of Closing. The Closing shall be held at Seller’s offices located at 500 Dallas, Suite 2300, Houston, TX 77002.

Section 8.3 Closing Obligations. At the Closing, the following documents shall be delivered and the following events shall occur, the execution of each document and the occurrence of each event being a condition precedent to the others and each being deemed to have occurred simultaneously with the others:

(a) Buyer shall deliver to Seller:

(i) a certificate duly executed by an authorized corporate officer of Buyer, dated as of the Closing, certifying on behalf of Buyer that the conditions set forth in Section 7.2 have been fulfilled;

(ii) a certificate duly executed by an authorized representative of Buyer, dated as of the Closing, (A) attaching and certifying on behalf of Buyer complete and correct copies of (1) the certificate of limited partnership and the limited partnership agreement of Buyer, each as in effect as of the Closing and (2) the resolutions of the general partner authorizing the execution, delivery, and performance by Buyer of this Agreement and the transactions contemplated hereby and (B) certifying on behalf of Buyer the incumbency of each authorized representative of Buyer executing this Agreement or any document delivered in connection with the Closing;

(iii) the executed Assignment, in sufficient counterparts to facilitate recording in the applicable counties, covering the Assets;

(iv) the executed Assignment and Assumption;

(v) the executed Deed, in sufficient counterparts to facilitate recording in the applicable counties, covering the Assets;

(vi) subject to Section 3.4, the Preliminary Settlement Statement;

(vii) to the account designated in the Preliminary Settlement Statement, by direct bank or wire transfer in same day funds, the Adjusted Purchase Price;

(viii) the executed Transition Services Agreement;

(ix) any conveyances on official forms and related documentation necessary to transfer the Property to Buyer in accordance with requirements of any Governmental Authority; and

(x) any other agreements, instruments and documents which are required by other terms of this Agreement to be executed and/or delivered at the Closing.

(b) Seller shall deliver to Buyer:

(i) certificates duly executed by an authorized corporate officer of each Seller, dated as of the Closing, certifying on behalf of each Seller that the conditions set forth in Section 7.1 have been fulfilled;

(ii) a certificate duly executed by the authorized representative of each Seller, dated as of the Closing, (A) attaching and certifying on behalf of Seller complete and correct copies of (1) the certificate of incorporation or formation and the bylaws or operating agreement of Seller, each as in effect as of the Closing and (2) the resolutions of the Board of Directors of Seller authorizing the execution, delivery, and performance by such Seller of this Agreement and the transactions contemplated hereby and (B) certifying on behalf of Seller the incumbency of each authorized representative of such Seller executing this Agreement or any document delivered in connection with the Closing;

(iii) the executed Assignments, in sufficient counterparts to facilitate recording in the applicable counties covering the Assets;

(iv) the executed Assignment and Assumption;

(v) the executed Deed, in sufficient counterparts to facilitate recording in the applicable counties, covering the Assets;

(vi) subject to Section 3.4, the Preliminary Settlement Statement;

(vii) on forms supplied by Buyer and reasonably acceptable to Seller, transfer orders or letters in lieu thereof directing all purchasers of production to make payment to Buyer of proceeds attributable to production from the Assets from and after the Effective Time, for delivery by Buyer to the purchasers of production;

(viii) the executed Transition Services Agreement;

(ix) any conveyances on official forms and related documentation necessary to transfer the Properties to Buyer in accordance with requirements of any Governmental Authority;

(x) an executed statement described in Treasury Regulation Section 1.1445-2(b)(2) certifying that Seller is not a foreign person or is a disregarded entity whose owner is not a foreign person within the meaning of Section 1445 of the Code;

(xi) full releases, effective as of the Closing Date, of all Encumbrances encumbering or affecting any of the Assets that are created under or pursuant to or evidenced by that certain Credit Agreement dated as of January 27, 2011 among the Carrizo, as borrower, the BNP Paribas, as administrative agents, arrangers, bookrunners, and other agents and lenders named therein, which releases will be in form and substance customary in the industry; provided, however, that Buyer shall have the opportunity to review and comment on such releases; and

(xii) any other agreements, instruments and documents which are required by other terms of this Agreement to be executed and/or delivered at the Closing.

Section 8.4 Records. In addition to the obligations set forth in Section 8.3 above, no later than 45 days following the Closing pursuant to Buyer’s reasonable instructions, Seller shall deliver to Buyer the Records in both written and electronic format as available. From and after the Execution Date, Seller shall coordinate with Buyer and provide such commercially reasonable information to Buyer as may be reasonably necessary to permit Buyer to operate the Assets from and after the Closing and until receipt of the Records.

ARTICLE IX

ACCESS; CONFIDENTIALITY; USE; DISCLAIMERS

Section 9.1 Access.

(a) From and after the date hereof and up to delivery of the Records to Buyer as provided in Section 8.4 (or earlier termination of this Agreement) but subject to the other provisions of this Section 9.1 and obtaining any required consents of Third Parties, including Third Party operators of the Assets (with respect to which consents Seller shall use commercially reasonable efforts to obtain), Seller shall afford to Buyer and its officers, employees, agents, accountants, attorneys, consultants and other authorized representatives (“Buyer’s Representatives”) reasonable access, during normal business hours, to the Assets and all Records and other documents in Seller’s or its Affiliates’ possession relating primarily to the Assets. Seller shall also make available to Buyer and Buyer’s Representatives, upon reasonable notice during normal business hours, Seller’s and Seller’s Affiliates’ personnel knowledgeable with respect to the Assets so that Buyer may make such reasonable diligence investigation as Buyer considers reasonably necessary or appropriate. All investigations and due diligence conducted by Buyer or any Buyer’s Representative shall be conducted at Buyer’s sole cost, risk and expense and any conclusions made from any examination done by Buyer or any Buyer’s Representative shall result from Buyer’s own independent review and judgment and shall be conducted so as not to interfere unreasonably with the operation of the business of Seller and shall not require Seller to waive any attorney-client privilege nor to violate any contractual obligation. In addition, Seller shall provide Buyer with access to any records and to Seller’s Representatives to the extent reasonably requested and necessary to respond to any tax audit or inquiry suggesting that Buyer is liable as successor, transferee or member of a group having joint and several liability for any Taxes payable by Buyer but allocated to Seller or its Affiliates under Section 14.1; provided, however, Seller shall not be required to take any action pursuant to this Section 9.1 which would result in a waiver of attorney-client privilege.

(b) Buyer shall be entitled to conduct a Phase I environmental property assessment with respect to the Assets. Seller or its designee shall have the right to accompany Buyer and Buyer’s Representatives whenever they are on site on the Assets and also to collect split test samples if any are collected. Notwithstanding anything herein to the contrary, Buyer shall not have access to, and shall not be permitted to conduct any environmental due diligence (including any Phase I environmental property assessments) with respect to any Assets where Seller does not have the authority to grant access for such due diligence (provided, however, Seller shall use its commercially reasonable efforts to obtain permission from any Third Party to allow Buyer and Buyer’s Representatives such access). In the event that Buyer’s Phase I environmental property assessments identify actual or potential “recognized environmental conditions”, then Buyer may request Seller’s permission to conduct additional Phase II environmental property assessments to further assess such conditions. Any sampling, boring, drilling or other invasive investigation activities shall be considered “Phase II” activities. The additional Phase II environmental property assessment procedures relating to any additional investigation shall be submitted to Seller in a Phase II environmental property assessment plan, which shall include a written description of the proposed scope of the Phase II assessment, including a description of the activities to be conducted, and a description of the approximate location and expected timing of such activities. Seller may, in its sole discretion, approve said Phase II environmental property assessment plan, in whole or in part, and Buyer shall not have the right to conduct any activities set forth in such plan until such time that Seller has approved such plan in writing. Any such approved Phase II environmental property assessment plan shall be conducted by a reputable environmental consulting or engineering firm, approved in advance by Seller (such approval not to be unreasonably withheld or delayed) and, once approved, such environmental consulting or engineering firm shall be deemed to be a “Buyer’s Representative,” and any such assessment shall be performed in accordance with this Section 9.1 and in compliance with all Laws.

(c) Buyer shall coordinate any environmental property assessments and physical inspections of the Assets with Seller and all applicable Third Party operators to minimize any inconvenience to or interruption of the conduct of business by Seller or such Third Party operators. Buyer shall abide by Seller’s and any Third Party operator’s safety rules, regulations and operating policies while conducting its due diligence evaluation of the Assets, including any environmental or other inspection or assessment of the Assets. Buyer hereby defends, indemnifies and holds harmless each of the operators of the Assets and Seller Indemnified Parties from and against any and all personal injury or property damage actually resulting from the access permitted pursuant to this Section 9.1 and the related due diligence activity conducted by Buyer or any Buyer’s Representative with respect to the Assets, EVEN IF SUCH LIABILITIES ARISE OUT OF OR RESULT FROM, SOLELY OR IN PART, THE SOLE, ACTIVE, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR VIOLATION OF LAW OF OR BY A MEMBER OF SELLER INDEMNIFIED PARTIES, EXCEPTING ONLY LIABILITIES ACTUALLY RESULTING FROM THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF A MEMBER OF SELLER INDEMNIFIED PARTIES.

(d) Buyer will promptly provide a copy of any final environmental report prepared by any Third Party environmental consultant to Seller. Seller shall not be deemed by its receipt of said documents or otherwise as a result of Buyer’s environmental assessment process to have made any representation or warranty, expressed, implied or statutory, as to the condition of the Assets or to the accuracy of said documents or the information contained therein, it being understood that Seller’s only representations or warranties with respect to environmental matters shall be those set forth in Section 4.16 of this Agreement.

(e) Upon completion of Buyer’s due diligence, Buyer shall at its sole cost and expense and without any cost or expense to Seller or its Affiliates, (i) repair all damage done to the Assets in connection with Buyer’s due diligence in a manner that restores the Assets to the approximate same or better condition existing prior to commencement of Buyer’s due diligence and (ii) remove all equipment, tools or other property brought onto the Assets in connection with Buyer’s due diligence. Any damage to the Assets (including the leasehold associated therewith) resulting from Buyer’s due diligence will be promptly corrected by Buyer.

(f) Buyer and Seller agree that the environmental consultant, as a condition to its entry onto any of the Assets, shall obtain insurance coverage for general liability in an amount not less than $3,000,000 per occurrence and hold professional liability insurance. If the environmental consultant or Buyer fails to provide Seller with evidence of such insurance, Seller may deny the environmental consultant the right to enter upon the Assets.

Section 9.2 Confidentiality; Use.

(a) Buyer acknowledges that, pursuant to its right of access to the Records or the Assets, Buyer will become privy to confidential and other information of Seller and that such confidential information shall be held confidential by Buyer and Buyer’s Representatives in accordance with the terms of the Confidentiality Agreement. If the Closing should occur, the foregoing confidentiality restriction on Buyer, including the Confidentiality Agreement, shall terminate (except as to the Excluded Assets). Notwithstanding anything therein to the contrary, the Confidentiality Agreement shall remain in effect until Closing, or if the Closing does not occur, until December 13, 2012.

(b) If the Closing should occur, from and after the Closing and except as otherwise provided in this Agreement, Seller shall not, and shall cause its Affiliates and their respective officers, directors, employees, agents, consultants and other representatives (“Seller’s Representatives”) not to, disclose, use or copy any trade secrets and or proprietary or confidential information solely relating to the Assets, except for (i) disclosures and uses required by Law or stock exchange rules or information that has become part of the public domain through no action of Seller or Seller’s Representatives after the Closing, (ii) disclosures to Affiliates and (iii) disclosures to financial institutions or other Third Party in connection with evaluation of a financing, sales or acquisition transaction provided that such financial institution or other Third Party is bound by a reasonable obligation of confidentiality covering such information. Notwithstanding any of the foregoing and anything to the contrary in this Agreement, Seller shall have the non-exclusive right to use in the ordinary course of business any information about the Assets, including copies (retained by Seller) of (A) any geophysical and other seismic and related technical data and information relating to the Assets (including copies of any geologic and geophysical interpretations retained pursuant to Section 2.1(i)) and (B) any maps, engineering data and reports, reserve studies and evaluations, logs, Records or other data and information being transferred as part of the Assets; provided, however, that, except as required by Law, Seller shall, and shall cause Seller’s Representatives and each of their respective Affiliates to (i) keep such data and information confidential in accordance with the terms hereof, (ii) require any Third Party consultant or advisor to keep such information confidential in accordance with the terms hereof and (iii) continue to comply with the obligations under any Third Party confidentiality agreements with respect to such data or information or the Assets pursuant to the terms of such Third Party confidentiality agreements.

Section 9.3 Disclaimers.

(a) Except as and to the extent expressly set forth in Article IV, or the special warranties of title contained in the Conveyance Documents, (i) Seller makes no representations or warranties, express, statutory or implied, and (ii) Seller expressly disclaims all liability and responsibility for any representation, warranty, statement or information made or communicated (orally or in writing) to Buyer or any of its affiliates, employees, agents, consultants or representatives (including any opinion, information, projection or advice that may have been provided to Buyer by any of Seller’s representatives and including with respect to the Seismic Data and Information).

(b) EXCEPT AS EXPRESSLY REPRESENTED OTHERWISE IN ARTICLE IV OF THIS AGREEMENT OR THE SPECIAL WARRANTIES OF TITLE CONTAINED IN THE CONVEYANCE DOCUMENTS, AND WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS, STATUTORY OR IMPLIED, AS TO (I) TITLE TO ANY OF THE ASSETS, (II) THE CONTENTS, CHARACTER OR NATURE OF ANY REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT, OR ANY ENGINEERING, GEOLOGICAL OR SEISMIC DATA OR INTERPRETATION, INCLUDING THE SEISMIC DATA AND INFORMATION, RELATING TO THE ASSETS, (III) THE QUANTITY, QUALITY OR RECOVERABILITY OF HYDROCARBONS IN OR FROM THE ASSETS, (IV) ANY ESTIMATES OF THE VALUE OF THE ASSETS OR FUTURE REVENUES GENERATED BY THE ASSETS, (V) THE PRODUCTION OF HYDROCARBONS FROM THE ASSETS, (VI) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF THE ASSETS, (VII) THE CONTENT, CHARACTER OR NATURE OF ANY INFORMATION MEMORANDUM, REPORTS, BROCHURES, CHARTS OR STATEMENTS (INCLUDING FINANCIAL STATEMENTS) PREPARED BY SELLER OR THIRD PARTIES WITH RESPECT TO THE ASSETS, (VIII) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE TO BUYER OR ITS AFFILIATES, OR ITS OR THEIR EMPLOYEES, AGENTS, CONSULTANTS, REPRESENTATIVES OR ADVISORS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO AND (IX) ANY IMPLIED OR EXPRESS WARRANTY OF FREEDOM FROM PATENT OR TRADEMARK INFRINGEMENT.

(c) EXCEPT AS EXPRESSLY REPRESENTED OTHERWISE IN ARTICLE IV OF THIS AGREEMENT OR THE SPECIAL WARRANTIES OF TITLE CONTAINED IN THE CONVEYANCE DOCUMENTS, SELLER DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS, STATUTORY OR IMPLIED, OF MERCHANTABILITY, FREEDOM FROM LATENT VICES OR DEFECTS, FITNESS FOR A PARTICULAR PURPOSE OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OF ANY ASSETS, RIGHTS OF A PURCHASER UNDER APPROPRIATE STATUTES TO CLAIM DIMINUTION OF CONSIDERATION OR RETURN OF THE PURCHASE PRICE, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES HERETO THAT, SUBJECT TO BUYER’S RIGHTS UNDER SECTION 12.2(A), BUYER SHALL BE DEEMED TO BE OBTAINING THE ASSETS, INCLUDING THE SEISMIC DATA AND INFORMATION, IN THEIR PRESENT STATUS, CONDITION AND STATE OF REPAIR, “AS IS” AND “WHERE IS” WITH ALL FAULTS OR DEFECTS (KNOWN OR UNKNOWN, LATENT, DISCOVERABLE OR UNDISCOVERABLE), AND THAT BUYER HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS OF THE ASSETS, INCLUDING THE SEISMIC DATA AND INFORMATION, AS BUYER DEEMS APPROPRIATE.

(d) OTHER THAN THOSE REPRESENTATIONS SET FORTH IN SECTION 4.16, SELLER HAS NOT AND WILL NOT MAKE ANY REPRESENTATION OR WARRANTY REGARDING ANY MATTER OR CIRCUMSTANCE RELATING TO ENVIRONMENTAL LAWS, THE RELEASE OF MATERIALS INTO THE ENVIRONMENT OR THE PROTECTION OF HUMAN HEALTH, SAFETY, NATURAL RESOURCES OR THE ENVIRONMENT, OR ANY OTHER ENVIRONMENTAL CONDITION OF THE ASSETS, AND NOTHING IN THIS AGREEMENT OR OTHERWISE SHALL BE CONSTRUED AS SUCH A REPRESENTATION OR WARRANTY, AND SUBJECT TO BUYER’S RIGHTS UNDER SECTION 12.2, BUYER SHALL BE DEEMED TO BE TAKING THE ASSETS “AS IS” AND “WHERE IS” WITH ALL FAULTS FOR PURPOSES OF THEIR ENVIRONMENTAL CONDITION AND THAT BUYER HAS MADE OR CAUSED TO BE MADE SUCH ENVIRONMENTAL INSPECTIONS AS BUYER DEEMS APPROPRIATE. INCLUSION OF A MATTER ON A SCHEDULE ATTACHED HERETO WITH RESPECT TO A REPRESENTATION OR WARRANTY THAT ADDRESSES MATTERS HAVING A MATERIAL ADVERSE EFFECT SHALL NOT BE DEEMED AN INDICATION THAT SUCH MATTER DOES, OR MAY, HAVE A MATERIAL ADVERSE EFFECT. SCHEDULES MAY INCLUDE MATTERS NOT REQUIRED BY THE TERMS OF THE AGREEMENT TO BE LISTED ON THE SCHEDULE, WHICH ADDITIONAL MATTERS ARE DISCLOSED FOR PURPOSES OF INFORMATION ONLY, AND INCLUSION OF ANY SUCH MATTER DOES NOT MEAN THAT ALL SUCH MATTERS ARE INCLUDED.

SELLER AND BUYER AGREE THAT, TO THE EXTENT REQUIRED BY APPLICABLE LAW TO BE EFFECTIVE, THE DISCLAIMERS OF CERTAIN REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS SECTION 9.3 ARE “CONSPICUOUS” DISCLAIMERS FOR THE PURPOSE OF ANY APPLICABLE LAW.

ARTICLE X

TITLE MATTERS; CASUALTIES; TRANSFER RESTRICTIONS

Section 10.1 Seller’s Title.

(a) General Disclaimer of Title Warranties and Representations. Except for the special warranty of title set forth in the Conveyance Documents and without limiting Buyer’s remedies for Title Defects set forth in this Article X, Seller makes no warranty or representation, express, implied, statutory or otherwise, with respect to Seller’s title to any of the Wells, Fee Interests or Undrilled Locations, and Buyer hereby acknowledges and agrees that Buyer’s sole remedy for any defect of title, including any Title Defect, with respect to any of the Wells, Fee Interests or Undrilled Locations (i) before the Title Claim Date, shall be as set forth in Section 10.2 and (ii) after the Title Claim Date, shall be pursuant to the special warranty of title set forth in the Conveyance Documents.

(b) Special Warranty of Title. If the Closing occurs, then effective as of the Closing Date in the Conveyance Documents, the Assets are being conveyed by Seller “WHERE IS” and “AS IS”, and without any warranty of title, express or implied, except as to claims made by, through or under Seller, subject, however, to the Permitted Encumbrances. Said special warranties of title contained in the Conveyance Documents shall be subject to the further limitations and provisions of this Section 10.1(b). If Buyer provides written notice of a breach of this special warranty of title in the Conveyance Documents to Seller, Seller shall have a reasonable opportunity to cure such breach to the reasonable satisfaction of Buyer. Disputes regarding the existence of a breach of the special warranties of title contained in the Conveyance Documents or the cure thereof shall be resolved in accordance with Section 10.2(g) of this Agreement.

(c) Beneficial Ownership by CLLR. Buyer acknowledges that as of the Execution Date and the Closing Date, Carrizo holds record title as to certain of the Properties for the benefit of CLLR with CLLR owning all of the beneficial interest in such Properties. At the Closing, CLLR shall cause Carrizo to convey to Buyer record title to those Properties as to which Carrizo holds record title on behalf of Seller.

Section 10.2 Notice of Title Defects; Defect Adjustments.

(a) Title Defect Notices. Reasonably promptly following discovery and in any event no later than April 25, 2012 (the “Title Claim Date”), Buyer must deliver claim notices to Seller meeting the requirements of this Section 10.2(a) (collectively the “Title Defect Notices” and individually a “Title Defect Notice”) setting forth any matters which, in Buyer’s reasonable opinion, constitute Title Defects and which Buyer intends to assert as a Title Defect pursuant to this Article X. For all purposes of this Agreement and notwithstanding anything herein to the contrary, but subject in all cases to Buyer’s rights pursuant to the special warranty of title in the Conveyance Documents, Buyer shall be deemed to have waived, and Seller shall have no liability for, any Title Defect which Buyer fails to assert as a Title Defect by a Title Defect Notice received by Seller on or before the Title Claim Date. To be effective, each Title Defect Notice shall be in writing, and shall include (i) a description of the alleged Title Defects, (ii) the Wells, Fee Interests or Undrilled Locations affected by the Title Defect (each a “Title Defect Property”), (iii) the Allocated Value of each Title Defect Property and (iv) the amount, which estimate is non-binding, by which Buyer reasonably believes the Allocated Value of each Title Defect Property is reduced by the alleged Title Defects. To give Seller an opportunity to commence reviewing and curing Title Defects, Buyer agrees to use reasonable efforts to give Seller written notice (which shall not constitute a Title Defect Notice) of all Title Defects discovered by Buyer on a weekly basis, which notice may be preliminary in nature and supplemented prior to the Title Claim Date and will not prejudice in any way Buyer’s ability to assert a Title Defect.

(b) Seller’s Right to Cure. If Buyer provides written notice of Title Defect, Seller shall have the right, but not the obligation, to attempt, at its sole cost, to cure at any time prior to 120 days after the Closing Date (the “Cure Period”), to the reasonable satisfaction of Buyer, any Title Defects of which it has been advised by Buyer.

(c) Remedies for Title Defects. Subject to the rights of the parties pursuant to Section 13.1, and subject to Seller’s right to dispute the existence of a Title Defect and/or the Title Defect Amount asserted by Buyer, in the event that any Title Defect timely asserted by Buyer in accordance with Section 10.2(a) is not waived in writing by Buyer or cured on or before the last day of the Cure Period to Buyer’s reasonable satisfaction, the parties shall mutually agree to elect one of the following remedies:

(i) subject to the Individual Title Defect Threshold and the Aggregate Deductible, a reduction in the Purchase Price by the Title Defect Amount;

(ii) indemnification of Buyer by Seller against all Liability resulting from such Title Defect pursuant to an indemnity agreement in the form attached to this Agreement as Exhibit G, in which case the Purchase Price shall not be reduced by the Title Defect Amount or Allocated Value with respect to such Title Defect Property; or

(iii) retention by Seller of the entirety of the Title Defect Property that is subject to such Title Defect, together with all associated Assets, in which event the Purchase Price shall be reduced by an amount equal to the Allocated Value of such Title Defect Property and such associated Assets.

If the parties are unable to agree on whether subsection (i), (ii) or (iii) above will apply, then the parties shall be deemed to have elected option (i); provided, however, that (A) if the Title Defect Amount is greater than 50% of the Allocated Value of such Title Defect Property and (B) Buyer does not agree to accept indemnification from Seller pursuant to clause (ii), then Seller, in its sole discretion, may elect option (iii).

(d) Exclusive Remedy. Except for Seller’s special warranty of title under the Conveyance Documents, Section 10.2(c), shall be the exclusive right and remedy of Buyer with respect to Seller’s failure to have Defensible Title or any other title matter with respect to any Well, Fee Interest, Undrilled Location or Lease.

(e) Title Defect Amount. The “Title Defect Amount” resulting from a Title Defect that is not waived in writing by Buyer shall be the amount by which the Allocated Value of the affected Title Defect Property is reduced as a result of the existence of such Title Defect and shall be determined in accordance with the following methodology, terms and conditions:

(i) if Buyer and Seller agree on the Title Defect Amount, then that amount shall be the Title Defect Amount;

(ii) if the Title Defect is an Encumbrance (other than a Permitted Encumbrance) that is undisputed and liquidated in amount, then the Title Defect Amount shall be the amount necessary to be paid to remove the Title Defect from the Title Defect Property;

(iii) if the Title Defect represents a discrepancy between (i) the actual Net Revenue Interest for any Title Defect Property and (ii) the Net Revenue Interest as stated on Exhibit A-3, then the Title Defect Amount shall be the product of the Allocated Value of such Title Defect Property and a fraction, the numerator of which is the Net Revenue Interest decrease and the denominator of which is the Net Revenue Interest stated in Exhibit A-3 (provided, however, that an adjustment shall be made for any proportionate decrease in Working Interest);

(iv) if the Title Defect represents an obligation or Encumbrance (other than a Permitted Encumbrance) upon or other defect in title to the Title Defect Property of a type not described above, the Title Defect Amount shall be determined by taking into account the Allocated Value of the Title Defect Property, the portion of the Title Defect Property affected by the Title Defect, the legal effect of the Title Defect, the potential economic effect of the Title Defect over the life of the Title Defect Property, the likelihood that the Title Defect will be asserted, the values placed upon the Title Defect by Buyer and Seller and such other reasonable factors as are necessary to make a proper evaluation;

(v) the Title Defect Amount with respect to a Title Defect Property shall be determined without duplication of any costs or losses included in another Title Defect Amount hereunder; and

(vi) notwithstanding anything to the contrary in this Agreement, the aggregate Title Defect Amounts attributable to the effects of all Title Defects upon any Title Defect Property shall not exceed the Allocated Value of such Title Defect Property.

(f) Title Deductibles. Notwithstanding anything to the contrary, in no event shall there be any adjustments to the Purchase Price or other remedies provided by Seller for (i) any individual Title Defect for which the Title Defect Amount does not exceed $30,000 (the “Individual Title Defect Threshold”); and (ii) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Seller for any Title Defect for which the Title Defect Amount exceeds the Individual Title Defect Threshold unless (A) the amount of the sum of (x) the Title Defect Amounts of all such Title Defects that exceed the Individual Title Defect Threshold, in the aggregate, excluding any Title Defect Amounts attributable to Title Defects cured by Seller, and (y) the Remediation Amounts of all Environmental Conditions, in the aggregate, excluding any individual Environmental Condition for which the Remediation Amount does not exceed the Individual Environmental Threshold and excluding any Environmental Conditions Remediated by Seller, exceeds (B) the Aggregate Deductible, after which point Buyer shall be entitled to adjustments to the Purchase Price or other remedies only with respect to such Title Defects in excess of such Aggregate Deductible; provided that the entire Title Defect Amount of Title Defects meeting the description in clause (x) above and not just the portion in excess of the Individual Title Defect Threshold shall be counted toward determining whether the Aggregate Deductible has been met. If Seller retains any Title Defect Property pursuant to Section 10.2(c)(iii), the Purchase Price shall be reduced by the Allocated Value of such Title Defect Property and the Title Defect Amount relating to such Title Defect Property will be counted towards the Aggregate Deductible. The Parties agree that, subject to Section 10.2(e)(v), if the same Title Defect affects more than one Well, Fee Interest or Undrilled Location, then the Title Defect Amounts for each Well, Fee Interest or Undrilled Location affected by such Title Defect shall be aggregated for the purposes of determining whether the Individual Title Defect Threshold has been met with respect to such Title Defect.

(g) Title Dispute Resolution. Seller and Buyer shall attempt to agree on all Title Defects and Title Defect Amounts prior to the end of the Cure Period. If Seller and Buyer are unable to agree by the end of the Cure Period, the Title Defect Amounts in dispute shall be exclusively and finally resolved pursuant to this Section 10.2(g). There shall be a single arbitrator, who shall be a title attorney with at least ten years experience in oil and gas titles involving properties in Texas, as selected by mutual agreement of Buyer and Seller within 15 days after the end of the Cure Period, and absent such agreement, by the Houston office of the American Arbitration Association (the “Title Arbitrator”). The arbitration proceeding shall be held in Houston, Texas and shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section 10.2. The Title Arbitrator’s determination shall be made within 20 days after submission of the matters in dispute and shall be final and binding upon both parties without right of appeal. In making his determination, the Title Arbitrator shall be bound by the rules set forth in this Article X and, subject to the foregoing, may consider such other matters as in the opinion of the Title Arbitrator are necessary to make a proper determination. The Title Arbitrator, however, may not award the Buyer a greater Title Defect Amount than the Title Defect Amount claimed by Buyer in its applicable Title Defect Notice, and notwithstanding anything herein to the contrary, the Title Arbitrator’s awards are subject to the limitation on liabilities provisions set forth in Section 10.2(f). The Title Arbitrator shall act as an expert for the limited purpose of determining the specific disputed Title Defect and Title Defect Amounts submitted by either party and may not award damages, interest or penalties to either party with respect to any matter. Seller and Buyer shall each bear its own legal fees and other costs of presenting its case. Each of Seller and Buyer shall bear one-half of the costs and expenses of the Title Arbitrator. To the extent that the award of the Title Arbitrator with respect to any Title Defect Amount is not taken into account as an adjustment to the Purchase Price pursuant to Section 3.4 or Section 3.5, then within ten days after the Title Arbitrator delivers written notice to Buyer and Seller of his award with respect to a Title Defect Amount, Seller shall pay to Buyer the amount, if any, so awarded by the Title Arbitrator to Buyer. Subject to the parties’ rights pursuant to Section 13.1, the Closing shall not be delayed on account of any arbitration hereunder and to the extent any adjustments are not agreed upon by the parties as of the Closing, the Purchase Price shall not be adjusted therefor as of the Closing and subsequent adjustments thereto, if any, will be made pursuant to Section 3.5 or this Section 10.2.

Section 10.3 Casualty or Condemnation Loss.

(a) Seller shall promptly notify Buyer of any material casualty to the Assets or any portion thereof that occurs, or any condemnation proceeding commenced, after the Execution Date and prior to the Closing Date. If prior to the Closing Date any portion of the Assets is destroyed by Casualty Loss, then, if the Closing occurs, Seller, at Seller’s sole discretion, shall select one of the following options which shall apply to the Casualty Losses: (i) Seller shall cause the Assets affected by such Casualty Losses to be repaired or restored to at least their condition prior to such Casualty Losses, at Seller’s sole cost, as promptly as reasonably practicable (which work may extend after the Closing Date) or (ii) Seller shall, at Closing, pay to Buyer all sums paid to Seller or its Affiliates by Third Parties by reason of such Casualty Losses and shall assign to Buyer all of Seller’s or its Affiliates’ right, title and interest (if any) in insurance claims, unpaid awards and other rights against Third Parties arising out of the casualty.

(b) If after the date of this Agreement but prior to the Closing Date, any portion of the Assets is taken in condemnation or under right of eminent domain by any Governmental Authority, the Assets or portion thereof shall be excluded from the Assets to be conveyed to Buyer at Closing to the extent of the interest affected by the condemnation or right of eminent domain and the Purchase Price will be reduced by the Allocated Value of such interest.

(c) If any action for condemnation or taking under right of eminent domain is pending or threatened with respect to any Asset or portion thereof after the Execution Date, but no taking of such Asset or portion thereof occurs prior to the Closing Date, the transaction contemplated by this Agreement shall nevertheless close and Seller, at Closing, shall assign, transfer and set over to Buyer or subrogate Buyer to all of Seller’s or its Affiliates’ right, title and interest (if any) in such taking, including any insurance claims, unpaid awards and other rights against Third Parties arising out of the taking, insofar as they are attributable to the Assets threatened to be taken.

(d) Notwithstanding anything herein to the contrary, from and after the Effective Time, if Closing occurs, Buyer shall assume all risk of loss with respect to production of Hydrocarbons through normal depletion or otherwise (including watering out of any Well, collapsed casing or sand infiltration of any Well) and the depreciation of Personal Property due to ordinary wear and tear, in each case, with respect to the Assets.

Section 10.4 Preferential Rights to Purchase and Consents to Assign.

(a) With respect to each Preferential Right to Purchase pertaining to an Asset and the transactions contemplated hereby, Seller, promptly following the date hereof, and, in any event, prior to the Closing, shall send to the holder of each such right a notice, in compliance with the contractual provisions applicable to such right. In addition, promptly following the date hereof, and, in any event, prior to the Closing, Seller shall send to each holder of a right to consent to assignment (excepting the holder of a right to a Customary Post-Closing Consent) pertaining to the Assets and the transactions contemplated hereby a notice seeking such party’s consent to the transaction contemplated hereby. In each of the above cases, prior to sending such notices to the applicable holders thereof, Seller shall provide Buyer (i) a copy of each such notice and (ii) a reasonable amount of time to comment on the same.

(b) If, prior to the Closing, any holder of a Preferential Right to Purchase notifies Seller or an Affiliate of Seller that it intends to consummate the purchase of the Asset to which its Preferential Right to Purchase applies, that Asset shall be excluded from the Assets to be conveyed to Buyer to the extent of the interest affected by the Preferential Right to Purchase, and the Purchase Price shall be reduced by the Allocated Value of the relevant Asset (or portion thereof) allocable to such interest. Seller shall be entitled to all proceeds paid by a party exercising a Preferential Right to Purchase prior to the Closing. If such holder of such Preferential Right to Purchase thereafter fails to consummate the purchase of the Asset covered by such right on or before 60 days following the later of the Closing Date or the expiration of the time for exercising such Preferential Right to Purchase, then Seller shall so notify Buyer, and Buyer shall purchase, on or before ten days following receipt of such notice, such Asset from Seller, under the terms of this Agreement for a price equal to the Allocated Value (or portion thereof) previously allocated to it.

(c) If a Preferential Right to Purchase burdening any Asset is not exercised, or the time for exercising such Preferential Right to Purchase has not expired prior to the Closing Date, then such Asset shall be excluded from the Assets to be conveyed at Closing and the Purchase Price shall be reduced by the Allocated Value of the relevant Asset. If the holder of such Preferential Right to Purchase thereafter fails to exercise or consummate the purchase of the Asset covered by such right on or before 120 days following the later of the Closing Date or the time for exercising such Preferential Right to Purchase expires without being exercised, then Seller shall so notify Buyer, and Buyer shall purchase, on or before ten days following receipt of such notice, such Asset from Seller, under the terms of this Agreement for a price equal to the Allocated Value (or portion thereof) previously allocated to it.

(d) All Assets for which Preferential Rights to Purchase have been waived, or as to which the period to exercise such right has expired prior to the Closing, shall be sold to Buyer at the Closing pursuant to the provisions of this Agreement.

(e) Promptly following the date hereof, and, in any event, prior to the Closing, Seller shall use its commercially reasonable efforts to obtain all consents listed on Schedule 4.4(a) and Schedule 4.4(b) that are required to permit the assignment of the Assets by Seller to Buyer and the consummation by Seller of the transactions contemplated hereby; provided, however, neither party shall be required to incur any Liability or pay any money in order to be in compliance with the foregoing covenant.

(f) If Seller fails to obtain a consent (other than a Customary Post-Closing Consent), which required consents are set forth on Schedule 4.4(a), prior to the Closing, then the Asset (or portion thereof) subject to such failed consent shall be excluded from the Assets to be conveyed to Buyer, and the Purchase Price shall be reduced by the Allocated Value of the excluded Asset (or portion thereof). For a period of 120 days following Closing, Seller and Buyer shall use their commercially reasonable efforts to attempt to obtain any such consent. If such consent is obtained within such period, then Seller shall convey to Buyer the Asset (or portion thereof) which was excluded from the Assets, and Buyer shall pay to Seller the Allocated Value of the excluded Asset (or portion thereof).

ARTICLE XI

ENVIRONMENTAL MATTERS

Section 11.1 Environmental Conditions.

(a) Assertions of Environmental Conditions. Buyer must deliver claim notices to Seller meeting the requirements of this Section 11.1(a) (collectively the “Environmental Condition Notices” and individually an “Environmental Condition Notice”) reasonably promptly following discovery and, in any event, no later than the Environmental Claim Date, setting forth any matters which, in Buyer’s reasonable opinion, constitute Environmental Conditions and which Buyer intends to assert as Environmental Conditions pursuant to this Section 11.1. For all purposes of this Agreement but subject to Buyer’s remedy for a breach of Seller’s representation contained in Section 4.16 and Seller’s indemnity obligation in Section 12.2, Buyer shall be deemed to have waived any Environmental Condition which Buyer fails to assert as an Environmental Condition by an Environmental Condition Notice received by Seller on or before the Environmental Claim Date. To be effective, each Environmental Condition Notice shall be in writing and shall include (i) a reasonably detailed description, including, where available, supporting documentation, of the matter constituting the alleged Environmental Condition, (ii) a description of each Asset (or portion thereof) that is affected by the alleged Environmental Condition, (iii) Buyer’s assertion of the Allocated Value of the portion of the Assets affected by the alleged Environmental Condition, and (iv) an estimate, which is non-binding, of the Remediation Amount that Buyer asserts is attributable to such alleged Environmental Condition. Buyer’s calculation of the Remediation Amount included in the Environmental Condition Notice should describe in reasonable detail the Remediation proposed for the Environmental Condition that gives rise to the asserted Environmental Condition and the primary assumptions used in calculating the Remediation Amount, including, where applicable, any standards that Buyer asserts must be met to comply with Environmental Laws. Seller shall have the right, but not the obligation, to Remediate any claimed Environmental Condition on or before the Closing Date (the “Environmental Condition Cure Period”). Seller may select and employ at its sole discretion any generally accepted remedial technology or approach to Remediate an identified Environmental Condition.

(b) Remedies for Environmental Conditions. Subject to the parties’ rights pursuant to Section 13.1, in the event that any Environmental Condition timely asserted by Buyer in accordance with Section 11.1(a) is not waived in writing by Buyer or Remediated on or before the last day of the Environmental Condition Cure Period, then the parties shall mutually agree to elect one of the following remedies:

(i) subject to the Individual Environmental Threshold and the Aggregate Deductible, a reduction of the Purchase Price by the Remediation Amount agreed upon by Seller and Buyer or determined in accordance with Section 11.1(g);

(ii) assumption of responsibility by Seller for the Remediation of such Environmental Condition; or

(iii) retention by Seller of the entirety of the Asset that is subject to such Environmental Condition, together with all associated Assets, in which event the Purchase Price shall be reduced by an amount equal to the Allocated Value of such Asset and such associated Assets.

In the event the parties cannot agree to either Section 11.1(b)(i), (ii) or (iii), then Section 11.1(b)(i) shall be the remedy for an Environmental Condition unless the Allocated Value of such Asset is equal to or less than the Remediation Amount asserted by Buyer, in which event Section 11.1(b)(iii) shall be the remedy for an Environmental Condition.

(c) If clause (i) above is applicable or the default remedy, Buyer shall be deemed to have assumed responsibility for Remediation of such Environmental Condition and such Environmental Condition and all Liabilities with respect thereto shall be deemed to constitute Assumed Obligations. If clause (ii) above is applicable, then (A) Seller shall use commercially reasonable efforts to implement such Remediation in a manner which is consistent with the requirements of Environmental Laws, taking into consideration Buyer’s use and operation of the Assets, in a timely fashion for the type of Remediation Seller elects to undertake and, upon advance written notice, Buyer hereby grants Seller access to the affected Assets after the Closing Date to implement and complete such Remediation in accordance with an access agreement mutually agreeable to the parties, and (B) there shall be no reduction to the Purchase Price related to such Environmental Condition. Upon completion of Remediation under clause (ii) above, Seller shall at its sole cost and expense and without any cost or expense to Buyer or its Affiliates, (1) close all bore holes from its Remediation in accordance with recognized industry standards, (2) repair all damage done to the Assets in connection with the Remediation, and (3) remove all equipment, tools or other property brought onto the Assets in connection with the Remediation. Under either clause (i) or clause (ii) above, the party performing Remediation shall keep the other party reasonably informed regarding any Remediation. In completing the Remediation, the party performing the Remediation shall provide the other party with draft copies of all documents to be submitted to any Governmental Authorities regarding the Remediation and shall reasonably cooperate with the other party to incorporate comments provided by it to the party performing the Remediation regarding such documents. In addition, the party performing the Remediation shall promptly provide the other party with copies of any correspondence with any Governmental Authority regarding the Remediation and shall provide the other party with the opportunity to participate in any meetings with any Governmental Authority regarding the Remediation. The party performing the Remediation shall be solely responsible for obtaining any permits or other authorizations from any Governmental Authority associated with the Remediation. The party performing the Remediation shall promptly remove any waste material generated during the Remediation from the Assets. The party performing the Remediation shall require any contractors or subcontractors entering the Assets in connection with the Remediation to provide the other party with certificates of insurance demonstrating coverage under Commercial General Liability, Contractors Pollution Liability, and Errors and Omissions Liability insurance policies in a form reasonably acceptable to the other party and naming the other party as an additional insured.

(d) With respect to any provision of this Article XI that refers to any Remediation completed by Seller, whether before or after the Closing, Seller will be deemed to have adequately completed the Remediation (A) upon receipt of a certificate of approval or completion from the applicable Governmental Authority that the Remediation has been implemented to the extent necessary to comply with existing Laws or (B) if no certificate or approval is available under Environmental Law or upon express written consent of Buyer, upon mutual agreement of the parties, upon receipt of a certificate from an independent, licensed professional engineer that the Remediation has been implemented to the extent necessary to comply with Environmental Laws; provided, if the parties cannot agree, the issue of whether the Remediation is completed may be resolved by the dispute resolution procedures set forth in Section 11.1(g).

(e) Exclusive Remedy. Except for Buyer’s remedy for a breach of Seller’s representation contained in Section 4.16, Seller’s indemnification obligation in Section 12.2, and Buyer’s rights to terminate this Agreement pursuant to Section 13.1, the provisions set forth in Section 11.1(b) shall be the exclusive right and remedy of Buyer with respect to any Environmental Condition or other environmental matter with respect to any Asset. The parties acknowledge and agree that information identified or discovered by Buyer prior to the Environmental Claim Date or information identified, discovered or developed in connection with the Remediation of a noticed Environmental Condition shall not form the basis for a claim for a breach of representation or warranty pursuant to Section 4.16.

(f) Environmental Deductibles. Notwithstanding anything to the contrary, (i) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Seller for any individual Environmental Condition for which the Remediation Amount does not exceed $50,000 (“Individual Environmental Threshold”); and (ii) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Seller for any Environmental Condition for which the Remediation Amount exceeds the Individual Environmental Threshold unless (A) the sum of (1) the Remediation Amounts of all such Environmental Conditions that exceed the Individual Environmental Threshold, in the aggregate, excluding any Environmental Conditions Remediated by Seller, and (2) the Title Defect Amounts of all Title Defects, in the aggregate, excluding any individual Title Defect for which the Title Defect Amount does not exceed the Individual Title Defect Threshold and any Title Defects cured by Seller, (B) exceeds the Aggregate Deductible, after which point Buyer shall be entitled to adjustments to the Purchase Price or other remedies only with respect to the portion of the Remediation Amounts in excess of such Aggregate Deductible; provided that the entire Remediation Amount and not just the portion in excess of the Individual Environmental Threshold shall be counted toward determining whether the Aggregate Deductible has been met. The Parties agree that if the same Environmental Condition affects more than one Well, Fee Interest or Undrilled Location, then the Remediation Amounts for each Well, Fee Interest or Undrilled Location affected by such Environmental Condition shall be aggregated, without duplication of any costs or losses included in another Remediation Amount hereunder, for the purposes of determining whether the Individual Environmental Threshold has been met with respect to such Environmental Condition.

(g) Environmental Dispute Resolution. Seller and Buyer shall attempt to agree on all Environmental Conditions and Remediation Amounts prior to the end of the Environmental Condition Cure Period. If Seller and Buyer are unable to agree by the end of the Environmental Condition Cure Period, the Environmental Conditions and/or Remediation Amounts in dispute shall be exclusively and finally resolved by arbitration pursuant to this Section 11.1(g). There shall be a single arbitrator, who shall be an environmental attorney or environmental expert with at least ten years experience in environmental matters involving oil and gas producing properties in Texas, as selected by mutual agreement of Buyer and Seller within 15 days after the Closing Date, and absent such agreement within such time period, then each party will nominate a candidate to select the Environmental Arbitrator, and such candidates so nominated by Buyer and Seller shall together determine the Environmental Arbitrator within 15 days after the last candidate is nominated and absent such determination within such time period, the Environmental Arbitrator shall be selected by the Houston office of the American Arbitration Association (the “Environmental Arbitrator”). The arbitration proceeding shall be held in Houston, Texas and shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Article. The Environmental Arbitrator’s determination shall be made within 20 days after submission of the matters in dispute and shall be final and binding upon both parties, without right of appeal. In making his determination, the Environmental Arbitrator shall be bound by the rules set forth in this Section 11.1 and, subject to the foregoing, may consider such other matters as in the opinion of the Environmental Arbitrator are necessary or helpful to make a proper determination. The Environmental Arbitrator, however, may not award the Buyer a greater Remediation Amount than the Remediation Amount claimed by Buyer in its applicable Environmental Condition Notice or a lesser Remediation Amount than the Remediation Amount claimed by Seller and notwithstanding anything herein to the contrary, the Environmental

Arbitrator’s awards are subject to the limitations on liability set forth in Section 11.1(f). The Environmental Arbitrator shall act as an expert for the limited purpose of determining the specific disputed Environmental Conditions and/or Remediation Amounts submitted by either party and may not award damages, interest or penalties to either party with respect to any matter. Seller and Buyer shall each bear its own legal fees and other costs of presenting its case. Each of Seller and Buyer shall bear one-half of the costs and expenses of the Environmental Arbitrator. To the extent that the award of the Environmental Arbitrator with respect to any Remediation Amount is not taken into account as an adjustment to the Purchase Price pursuant to Section 3.4 or Section 3.5, then within ten days after the Environmental Arbitrator delivers written notice to Buyer and Seller of his award with respect to a Remediation Amount, (i) Buyer shall pay to Seller the amount, if any, so awarded by the Environmental Arbitrator to Seller, if any, and (ii) Seller shall pay to Buyer the amount, if any, so awarded by the Environmental Arbitrator to Buyer. Subject to the parties’ rights pursuant to Section 13.1, nothing herein shall operate to cause the Closing to be delayed on account of any arbitration hereunder and to the extent any adjustments are not agreed upon by Seller and Buyer as of the Closing, the Purchase Price shall not be adjusted therefor as of the Closing and subsequent adjustments thereto, if any, will be made pursuant to Section 3.5 or this Section 11.1.

Section 11.2 NORM, Wastes and Other Substances. Buyer acknowledges that the Assets have been used for exploration, development and production of oil and gas and that there may be petroleum, produced water, wastes, Hazardous Substances or other substances or materials located in, on or under the Assets or associated with the Assets. Equipment and sites included in the Assets may contain asbestos, NORM or other Hazardous Substances. NORM may affix or attach itself to the inside of wells, materials and equipment as scale, or in other forms. The wells, materials and equipment located on the Assets or included in the Assets may contain NORM and other wastes or Hazardous Substances. NORM containing material and/or other wastes or Hazardous Substances may have come in contact with various environmental media, including water, soils or sediment. Special procedures may be required for the assessment, remediation, removal, transportation or disposal of environmental media, wastes, asbestos, NORM and other Hazardous Substances from the Assets.

ARTICLE XII

ASSUMPTION; SURVIVAL; INDEMNIFICATION

Section 12.1 Assumption by Buyer. Except as otherwise provided herein (including in Section 14.1(b)) and subject to Buyer’s rights to indemnity under Section 12.2, from and after the Closing Buyer assumes and hereby agrees to fulfill, perform, pay and discharge (or cause to be fulfilled, performed, paid or discharged) all obligations and Liabilities, known or unknown, with respect to the Assets, regardless of whether such obligations or Liabilities arose prior to, on or after the Effective Time, including obligations and Liabilities relating in any manner to the ownership, operation or use of the Assets, including obligations (a) to furnish makeup gas and/or settle Imbalances according to the terms of applicable gas sales, processing, gathering or transportation Contracts, (b) to pay Working Interests, Royalties and owners’ revenues or proceeds attributable to the sale of Hydrocarbons produced from or attributable to the Assets after the Effective Time (including any such payments held in suspense that are transferred to Buyer pursuant to Section 2.1(o)), (c) to properly plug, re-plug and abandon any and all Wells, wells, wellbores, or previously plugged Wells on the Properties to the extent required or necessary, (d) to dismantle or decommission and remove any Personal Property and other property of whatever kind related to or associated with operations and activities conducted on the Properties or Assets, (e) to clean up, restore and/or remediate the premises covered by or related to the Assets in accordance with applicable agreements and Laws, including Environmental Laws, (f) to perform all obligations applicable to or imposed on the lessee, owner or operator from and after the Effective Time under the Leases and the Applicable Contracts or as required by agreements and Laws, (g) to pay for actual or claimed property damage, personal injury or death relating to the Assets and (h) to dispose of or transport of any Hazardous Substances (all of said obligations and Liabilities herein being referred to as the “Assumed Obligations”); provided, Buyer does not assume any obligations or Liabilities for which Seller is required to indemnify Buyer pursuant to this Article XII.

Section 12.2 Indemnities of Seller. Effective as of the Closing, subject to the limitations set forth in Section 12.4 and otherwise in this Article XII, Seller shall be responsible for, shall pay on a current basis, and hereby defends, indemnifies, holds harmless and forever releases Buyer and its Affiliates, and all of their respective stockholders, partners, members, directors, officers, managers, employees, agents and representatives (collectively, “Buyer Indemnified Parties”) from and against any and all Liabilities arising from, based upon, related to or associated with:

(a) any breach by Seller of its representations or warranties contained in Article IV as of the Execution Date and as of the Closing, as though made at and as of the Closing;

(b) any breach by Seller of its covenants and agreements under this Agreement;

(c) or any obligations or liabilities of, or act or omission by, Seller or any of its Affiliates involving or relating to (i) the ownership, use or operation of the Excluded Assets or any other assets excluded from the Assets conveyed to Buyer pursuant to the terms hereof, (ii) the transport or disposal or the arrangement for transport or disposal of any Hazardous Substances from the Assets operated by Seller to any location not on the Assets prior to the Closing Date; (iii) any Working Interests, Royalties or other owners’ revenues or proceeds payable by Seller on or attributable to the sale of Hydrocarbons produced from or attributable to the Assets prior to the Effective Time; (iv) any Tax Liability of Seller or its Affiliates, including any Tax Liability for income and franchise Taxes imposed on Seller or its Affiliates and any Tax Liability, relating to the Assets for taxable periods or portions thereof ending on or before the Closing Date, except for Transfer Taxes and that portion of any Production Taxes for which Buyer is ultimately responsible under Section 14.1(b) hereunder; (v) any Liability or obligation for compensation or reimbursement to any of Seller’s current or former employees for work performed, including any Liabilities or obligations related to or arising under any employee benefit plan, express or implied contract, wages, bonuses, commissions or severance benefits prior to Closing; (vi) any fines, penalties and sanctions asserted, imposed or levied by any Governmental Authority resulting from any criminal investigation or proceedings arising out of or related to Seller’s ownership, use, maintenance or operation of the Assets; or (vii) any death, physical injury or illness to any employees of Seller related to or arising out of Seller’s ownership or operation of the Assets;

(d) the obligation to bear certain capital expenditures attributable to each AFE identified on Schedule 4.12 (except AFE #309141 and AFE #311194) up to a maximum for each such AFE of the dollar amount set forth for such AFE in the column entitled “Seller AFE Obligations”, less any amounts actually paid by Seller pursuant to such AFE at any time prior to the Closing (the obligations in clauses (c) and (d) of this Section 12.2 are collectively referred to as the “Retained Obligations”).

Section 12.3 Indemnities of Buyer. Effective as of the Closing, Buyer shall be responsible for, shall pay on a current basis, and hereby defends, indemnifies, holds harmless and forever releases Seller and its Affiliates, and all of their respective owners, stockholders, partners, members, directors, officers, managers, employees, agents and representatives (collectively, “Seller Indemnified Parties”) from and against any and all Liabilities arising from, based upon, related to or associated with:

(a) any breach by Buyer of its representations or warranties contained in Article V, as of the Execution Date and as of the Closing, as though made at and as of the Closing;

(b) any breach by Buyer of its covenants and agreements under this Agreement;

(c) the Assumed Obligations; or

(d) preparation, delivery or use of the Asset Financial Statement Matters, including any information included in, derived from or related to such Asset Financial Statement Matters; provided that the foregoing indemnity in this Section 12.3(d) shall not relate to any underlying Liability reflected in the Asset Financial Statements (but shall relate to the inclusion, reflection or description of such Liabilities in the Asset Financial Statements or the failure of any such Liability to be so included, reflected or described) for which Seller is obligated to indemnify Buyer pursuant to this Article XII or for which a remedy is otherwise available to Buyer pursuant to Articles X and XI.

Section 12.4 Limitation on Liability.

(a) Seller shall not have any liability for any indemnification under Section 12.2(a) (except for breaches of Fundamental Representations made by Seller or breaches of the representations in Section 4.17) until and unless the aggregate amount of all Liabilities for which Claim Notices are delivered by Buyer exceeds the Post-Closing Deductible reduced by (i) the aggregate amount of all Title Defect Amounts for Title Defects that exceed the Individual Title Defect Threshold and that are not cured by Seller, and (ii) the aggregate Remediation Amounts of all Environmental Conditions that exceed the Individual Environmental Threshold and that are not Remediated by Seller, and then only to the extent such damages exceed the Post-Closing Deductible.

(b) Seller shall not have any liability (i) for any indemnification under Section 12.2(a) (except for breaches of Fundamental Representations made by Seller or breaches of the representations in Section 4.17); (ii) for any Title Defects pursuant to Article X (but excluding Buyer’s rights pursuant to the special warranty of title in the Conveyance Documents); or (iii) for any Environmental Conditions pursuant to Article XI, in the aggregate, in excess of 25% of the Final Price.

Section 12.5 Express Negligence. THE INDEMNIFICATION, RELEASE, ASSUMED OBLIGATIONS AND RETAINED OBLIGATIONS PROVISIONS PROVIDED FOR IN THIS AGREEMENT SHALL BE APPLICABLE WHETHER OR NOT THE LIABILITIES, LOSSES, COSTS, EXPENSES AND DAMAGES IN QUESTION AROSE OR RESULTED SOLELY OR IN PART FROM THE GROSS, SOLE, ACTIVE, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR VIOLATION OF LAW OF OR BY ANY INDEMNIFIED PARTY. BUYER AND SELLER ACKNOWLEDGE THAT THIS STATEMENT COMPLIES WITH THE EXPRESS NEGLIGENCE RULE AND IS CONSPICUOUS.

Section 12.6 Exclusive Remedy. Notwithstanding anything to the contrary contained in this Agreement, Section 9.1(d), Section 12.2 and Section 12.3 contain the parties’ exclusive remedy against each other with respect to breaches of the representations, warranties, covenants and agreements of the parties contained in this Agreement.

Section 12.7 Indemnification Procedures. All claims for indemnification under Section 9.1(c), Section 12.2 and Section 12.3 shall be asserted and resolved as follows:

(a) For purposes of this Article XII, the term “Indemnifying Party”, when used in connection with particular Liabilities, shall mean the party or parties having an obligation to indemnify another party or parties with respect to such Liabilities pursuant to this Article XII, and the term “Indemnified Party”, when used in connection with particular Liabilities, shall mean the party or parties having the right to be indemnified with respect to such Liabilities by another party or parties pursuant to this Article XII.

(b) To make a claim for indemnification under Section 9.1(c), Section 12.2 or Section 12.3, an Indemnified Party shall notify the Indemnifying Party of its claim under this Section 12.7, including the specific details of, and specific basis under this Agreement for, its claim (the “Claim Notice”). In the event that the claim for indemnification is based upon a claim by a Third Party against the Indemnified Party (a “Claim”), the Indemnified Party shall provide its Claim Notice promptly after the Indemnified Party has actual knowledge of the Claim and shall enclose a copy of all papers (if any) served with respect to the Claim; provided that the failure of any Indemnified Party to give notice of a Claim as provided in this Section 12.7 shall not relieve the Indemnifying Party of its obligations under Section 9.1(c), Section 12.2 or Section 12.3 (as applicable) except to the extent such failure results in insufficient time being available to permit the Indemnifying Party to effectively defend against the Claim or otherwise materially prejudices the Indemnifying Party’s ability to defend against the claim.

(c) In the case of a claim for indemnification based upon a Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to notify the Indemnified Party whether it admits or denies its liability to defend the Indemnified Party against such Claim at the sole cost and expense of the Indemnifying Party. The Indemnified Party is authorized, prior to and during such 30 day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party.

(d) If the Indemnifying Party admits its liability, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Claim. The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof subject to the remainder of this Section 12.7(d). If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate in contesting any Claim which the Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, any defense or settlement of any Claim controlled by the Indemnifying Party pursuant to this Section 12.7(d). An Indemnifying Party shall not, without the prior written consent of the Indemnified Party, (i) settle any Claim or consent to the entry of any judgment with respect thereto which does not include an unconditional written release of the Indemnified Party from all liability in respect of such Claim or (ii) settle any Claim or consent to the entry of any judgment with respect thereto in any manner that may materially and adversely affect the Indemnified Party (other than as a result of money damages covered by the indemnity).

(e) If the Indemnifying Party does not admit its liability or admits its liability but fails to diligently prosecute or settle the Claim, then the Indemnified Party shall have the right to defend against the Claim at the sole cost and expense of the Indemnifying Party, with counsel of the Indemnified Party’s choosing; provided that the Indemnified Party shall not settle a Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, delayed or conditioned.

(f) In the case of a claim for indemnification not based upon a Claim, the Indemnifying Party shall have 90 days from its receipt of the Claim Notice to (i) cure, if curable, or Remediate, if applicable, the Liabilities complained of, (ii) admit its liability for such Liability or (iii) dispute the claim for such Liabilities.

(g) The amount of any Liabilities for which any of the Indemnified Parties is entitled to indemnification under this Agreement or in connection with the transactions contemplated by this Agreement shall be reduced by (i) the value of any corresponding Tax benefit created or generated and actually realized, net of any corresponding tax costs incurred by such party covering such Liabilities or (ii) any corresponding insurance proceeds actually realized, net of any collection costs, and excluding the proceeds of any insurance underwritten by the Indemnified Parties. Each Indemnified Party agrees that it shall pursue in good faith all claims under any applicable insurance policies and against other Persons (including its Affiliates) that may be responsible for any of Seller’s Liabilities or Buyer’s Liabilities, as applicable. The Indemnified Party shall take all reasonable steps to mitigate damages in respect of any claim for which such Indemnified Party, as applicable, is seeking indemnification and shall use commercially reasonable efforts to avoid any costs or expenses associated with such claim and, if such costs and expenses cannot be avoided, to use commercially reasonable efforts to minimize the amount thereof. The Indemnifying Party shall be subrogated to the rights of the Indemnified Party in respect of any insurance relating to the Indemnifying Party’s Liability, as the case may be, to the extent of any indemnification payments made hereunder, and the Indemnified Party shall provide all reasonably requested assistance to the Indemnifying Party in respect of such subrogation.

(h) Any liability for indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such Liability constituting a breach of more than one representation, warranty, covenant or agreement herein. The Indemnifying Party shall not be liable for indemnification with respect to any of the Indemnified Party’s Liabilities, based on any set of facts to the extent the Purchase Price is being or has been adjusted by reason of the same set of facts. The determination of the dollar amount of any Liabilities shall be based solely on the actual dollar value thereof, on a dollar-for-dollar basis, and shall not take into account any multiplier valuations, including any multiple based on earnings or other financial condition.

Section 12.8 Survival.

(a) The representations and warranties of the parties in Article IV and Article V (other than (i) the Fundamental Representations and the covenants and agreements in Section 6.1) shall survive the Closing until the first anniversary of the Closing. Subject to the foregoing, the remainder of this Agreement shall survive the Closing without time limit; provided that the representations in Section 4.17 shall only survive until the date that is 60 days following expiration of the applicable statute of limitations. Representations, warranties, covenants and agreements shall be of no further force and effect after the date of their expiration; provided that there shall be no termination of any bona fide claim asserted pursuant to this Agreement with respect to such a representation, warranty, covenant or agreement prior to its expiration date. The parties intend to shorten the applicable statute of limitations as provided herein.

(b) The indemnities in this Article XII shall terminate as of the termination date of each respective representation, warranty, covenant or agreement that is subject to indemnification, except in each case as to matters for which a Claim Notice has been delivered to the Indemnifying Party on or before such termination date.

Section 12.9 Waiver of Right to Rescission. Seller and Buyer acknowledge that the payment of money, as limited by the terms of this Agreement, shall be adequate compensation for breach of any representation, warranty, covenant or agreement contained herein or for any other claim arising in connection with or with respect to the transactions contemplated in this Agreement. As the payment of money shall be adequate compensation, Buyer and Seller waive any right to rescind this Agreement or any of the transactions contemplated hereby.

Section 12.10 Non-Compensatory Damages. None of the Buyer Indemnified Parties nor Seller Indemnified Parties shall be entitled to recover from Seller or Buyer, or their respective Affiliates, any punitive, special, exemplary or consequential damages of any kind arising under or in connection with this Agreement or the transactions contemplated hereby, except to the extent any such party suffers such damages (including costs of defense and reasonable attorney’s fees incurred in connection with defending of such damages) to a Third Party, which damages (including costs of defense and reasonable attorney’s fees incurred in connection with defending against such damages) shall not be excluded by this provision as to recovery hereunder. Subject to the preceding sentence, Buyer, on behalf of each of the Buyer Indemnified Parties, and Seller, on behalf of each of Seller Indemnified Parties, waive any right to recover punitive, special, exemplary and consequential damages, arising in connection with or with respect to this Agreement or the transactions contemplated hereby.

Section 12.11 Disclaimer of Application of Anti-Indemnity Statutes. The parties acknowledge and agree that the provisions of any anti-indemnity statute relating to oilfield services and associated activities shall not be applicable to this Agreement and/or the transactions contemplated hereby.

Section 12.12 Waiver of Trade Practices Act.

(a) It is the intention of the parties that Buyer’s rights and remedies with respect to this transaction and with respect to all acts or practices of Seller, past, present or future, in connection with this transaction shall be governed by the legal principles other than the Texas Deceptive Trade Practices-Consumer Protection Act, Tex. Bus. & Com. Code Ann. § 17.41 et seq. (the “DTPA”). As such, Buyer hereby waives the applicability of the DTPA to this transaction and any and all duties, rights or remedies that might be imposed by the DTPA, whether such duties, rights and remedies are applied directly by the DTPA itself or indirectly in connection with other statutes. Buyer acknowledges, represents and warrants (i) that it is purchasing the goods and/or services covered by this Agreement for commercial or business use, (ii) that it or its controlling entity has assets of $25,000,000 or more according to its most recent financial statement prepared in accordance with generally accepted accounting principles, (iii) that it has knowledge and experience in financial and business matters that enable it to evaluate the merits and risks of a transaction such as this and (iv) that it is not in a significantly disparate bargaining position with Seller. In furtherance of the foregoing,

WAIVER OF CONSUMER RIGHTS

BUYER WAIVES ITS RIGHTS UNDER THE TEXAS DECEPTIVE TRADE PRACTICES-CONSUMER PROTECTION ACT, SECTION 17.41 ET SEQ., BUSINESS & COMMERCE CODE, A LAW THAT GIVES CONSUMERS SPECIAL RIGHTS AND PROTECTIONS. AFTER CONSULTATION WITH AN ATTORNEY OF BUYER’S OWN SELECTION, BUYER VOLUNTARILY CONSENTS TO THIS WAIVER.

(b) Buyer expressly recognizes that the price for which Seller has agreed to perform its obligations under this Agreement has been predicated upon the inapplicability of the DTPA and this waiver of the DTPA. Buyer further recognizes that Seller, in determining to enter into this Agreement, has expressly relied on this waiver and the inapplicability of the DTPA.

ARTICLE XIII

TERMINATION, DEFAULT AND REMEDIES

Section 13.1 Right of Termination. This Agreement and the transactions contemplated herein may be terminated at any time at or prior to Closing by mutual written agreement of the parties or by Seller or Buyer if the Closing shall not have occurred on or before July 31, 2012; provided, however, that no party shall have the right to terminate this Agreement to this Section 13.1 if such party or its Affiliates are at such time in material breach of any provision of this Agreement.

Section 13.2 Effect of Termination.

(a) If the obligation to close the transactions contemplated by this Agreement is terminated pursuant to any provision of Section 13.1 hereof, then except for the provisions of Section 1.1, Section 9.1(e), Section 9.2, Section 12.10 and this Section 13.2 and Article XIV (other than Section 14.1(b), Section 14.5, Section 14.6 and Section 14.7), this Agreement shall forthwith become void and the parties shall have no Liability or obligation hereunder except and to the extent such termination results from the willful and material breach by a party of any of its covenants or agreements hereunder.

Section 13.3 Return of Documentation and Confidentiality. Upon termination of this Agreement, Buyer shall promptly (a) return to Seller all title, engineering, geological and geophysical data, environmental assessments and/or reports, maps and other information furnished by Seller to Buyer or prepared by or on behalf of Buyer in connection with its due diligence investigation of the Assets and (b) destroy any copies of such data, assessments and/or reports. An officer of Buyer shall certify same to Seller in writing.

ARTICLE XIV

MISCELLANEOUS

Section 14.1 Expenses and Taxes.

(a) Except as otherwise specifically provided, all fees, costs and expenses incurred by Buyer or Seller in negotiating this Agreement or in consummating the transactions contemplated by this Agreement shall be paid by the party incurring the same, including legal and accounting fees, costs and expenses.

(b) All required documentary, filing and recording fees and expenses in connection with the filing and recording of the assignments, conveyances or other instruments required to convey title to the Assets to Buyer shall be borne by Buyer. Buyer shall (i) file all necessary Tax returns and other documentation with respect to all sales, use, transfer and similar taxes (“Transfer Taxes”) and fees arising out of or in connection with the transactions effected pursuant to this Agreement and (ii) be liable for and either promptly reimburse Seller for, or promptly pay, any such Transfer Taxes. Seller shall be responsible for, and shall bear and pay, all federal income taxes, state income taxes (including the Texas franchise Tax), and other similar taxes (including any applicable interest or penalties) incurred or imposed with respect to the ownership of the Assets through the Closing Date, and Buyer shall be responsible for, and shall bear and pay, all federal income taxes, state income taxes (including the Texas franchise Tax), and other similar taxes (including any applicable interest or penalties) incurred or imposed with respect to the ownership of the Assets after the Closing Date. Seller shall be responsible for, and shall bear and pay, all Production Taxes assessed by any Governmental Authority for any period, or portion thereof, prior to the Effective Time, and Buyer shall be responsible for, and shall bear and pay, all Production Taxes assessed by any Governmental Authority for any period, or portion thereof, that begins on or after the Effective Time (including any “rollback” or similar ad valorem or property Tax resulting from a change in use of property by Buyer, regardless of the period with respect to which such rollback or similar Tax is calculated). For purposes of this Agreement, ad valorem, property and similar taxes (including any applicable interest or penalties) shall be prorated at the Closing based on the ratio of the number of days in the year prior to (for Seller) and on and after (for Buyer) the Effective Time to the total number of days in the year as applied to the amount of such taxes for the most recent year for which the amount of such taxes can be finally determined at the Closing, except to the extent Seller has paid all or a portion of such taxes to the Governmental Authority for the current tax year prior to Closing. Seller shall pay to Buyer on demand Seller’s portion of all Production Taxes prorated to Seller under this Section 14.1 but paid by Buyer to the extent not taken into account under Section 3.2(b)(iii). Buyer shall pay to Seller on demand Buyer’s portion of all Production Taxes prorated to Buyer under this Section 14.1 but paid by Seller to the extent not taken into account under Section 3.2(a)(iii).

(c) If Buyer receives a refund of any Taxes that Seller is responsible for hereunder, or if Seller receive a refund of any Taxes that Buyer is responsible for hereunder, and such refund was not taken into account for purposes of determining the Final Price under Section 3.2, the party receiving such refund shall, within 30 days after receipt of such refund, remit it to the party who has responsibility for such Taxes hereunder.

Section 14.2 Assignment. Except as otherwise set forth in Section 6.7, this Agreement may not be assigned by either party without prior written consent of the other; provided, however, that Buyer shall have the right prior to Closing to assign to an Affiliate the right to acquire certain of the Assets that are held, as of the Execution Date, by Hondo, and upon such assignment, all references to “Buyer” in this Agreement will be deemed to include such assignee. No assignment of any rights hereunder by a party shall relieve such party of any obligations and responsibilities hereunder.

Section 14.3 Publicity. Except as otherwise set forth in this Section 14.3, Seller and Buyer shall consult with each other with regard to all press releases or other public or private announcements issued or made prior to the Closing concerning this Agreement or the transactions contemplated herein, and, except as the disclosing party may reasonably consider necessary in order to satisfy its or its Affiliates’ obligations under Laws or the applicable rules and regulations of any Governmental Authority or stock exchange, neither Buyer nor Seller shall issue any such press release or other publicity prior to the Closing, without the prior written consent of the other party, which shall not be unreasonably withheld. Notwithstanding anything in this Agreement to the contrary, prior to Closing Buyer shall be permitted to disclose the terms of this transaction to any person or organization, legal or natural, from whom Buyer is seeking, or intending to seek, finance or investment in relation to the transaction contemplated herein, including any professional consultant or adviser retained by such person or organization for the purpose of evaluating such information.

Section 14.4 Notices. All notices and communications required or permitted to be given hereunder shall be in writing and shall be (a) delivered personally, (b) sent by bonded overnight courier, (c) mailed by U.S. Express Mail or by certified or registered United States Mail with all postage fully prepaid or (d) sent by facsimile transmission (provided any such facsimile transmission is confirmed by written confirmation which may be by electronic mail), in each case addressed to the appropriate party at the address for such party shown below or at such other address as such party shall have theretofore designated by written notice delivered to the party giving such notice:

If to Seller:

Carrizo Oil & Gas, Inc.

CLLR, Inc.

Hondo Pipeline, Inc.

Mescalero Pipeline, LLC

500 Dallas, Suite 2300

Houston, TX 77002

Attention: Michael Kennington

Fax: (713) 358-6286

If to Buyer:

ARP Barnett, LLC

c/o Atlas Resource Partners, L.P.

Park Place Corporate Center One

1000 Commerce Drive, Suite 400

Pittsburgh, PA 15275

Attention: General Counsel

Fax: 330-896-8518

Any notice given in accordance herewith shall be deemed to have been given when delivered to the addressee in person, or by courier during normal business hours, or upon actual receipt by the addressee after such notice has either been delivered to an overnight courier or deposited in the United States Mail, or upon written confirmation of receipt if given by facsimile transmission, as the case may be. The parties hereto may change the address, telephone numbers, and facsimile numbers to which such communications are to be addressed by giving written notice to the other parties in the manner provided in this Section 14.4.

Section 14.5 Removal of Name. As promptly as practicable, but in any case within 45 days after the Closing Date, Buyer shall eliminate the name and any variants thereof from the Assets acquired pursuant to this Agreement and, except with respect to such grace period for eliminating existing usage, shall have no right to use any logos, trademarks or trade names belonging to Seller or any of its Affiliates.

Section 14.6 Further Cooperation. After the Closing, Buyer and Seller shall execute and deliver, or shall cause to be executed and delivered from time to time, such further instruments of conveyance and transfer, and shall take such other actions as any party may reasonably request to convey and deliver the Assets to Buyer, to perfect Buyer’s title thereto and to accomplish the orderly transfer of the Assets to Buyer in the manner contemplated by this Agreement. If any party hereto receives monies belonging to the other, such amount shall immediately be paid over to the proper party. If an invoice or other evidence of an obligation is received by a party, which is partially an obligation of both Seller and Buyer, then the parties shall consult with each other, and each shall promptly pay its portion of such obligation to the obligee. At Seller’s sole cost and expense, Buyer agrees to use commercially reasonable efforts to cooperate with Seller in connection with Seller’s defense and other actions relating to or arising out of the litigation and claims that are Retained Obligations, including upon reasonable request by making its and its Affiliates’ employees engaged in the operation of the Assets available during normal business hours and upon reasonable notice for the purposes of providing testimony, depositions, information and other related activities relating to such litigation and claims. At Buyer’s sole cost and expense, Seller agrees to use commercially reasonable efforts to cooperate with Buyer in connection with Buyer’s defense and other actions relating to or arising out of any litigation and claims that are Assumed Obligations, including upon reasonable request by making its and its Affiliates’ employees that were engaged in the operation of the Assets prior to Closing available during normal business hours and upon reasonable notice for the purposes of providing testimony, depositions, information and other related activities relating to such litigation and claims.

Section 14.7 Filings and Certain Governmental Approvals. Promptly after Closing Buyer shall (a) record the Assignments of the Assets executed at the Closing in all applicable real property records and (b) actively pursue the approval of all applicable Governmental Authorities of the assignment of the Assets to Buyer and the designation of Buyer as the operator thereof, as applicable.

Section 14.8 Entire Agreement. This Agreement, the exhibits and schedules hereto, the Assignments, Assignment and Assumption, the Deed, the Transition Services Agreement, the Transaction Documents, and, only until Closing, the Confidentiality Agreement, collectively constitute the entire Agreement among Seller and Buyer pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties pertaining to the subject matter hereof.

Section 14.9 Parties in Interest. The terms and provisions of this Agreement shall be binding upon and inure to the benefit of Seller and Buyer and their respective legal representatives, successors and assigns. No other person shall have any right, benefit, priority, or interest hereunder or as a result hereof or have standing to require satisfaction of the provisions hereof in accordance with their terms.

Section 14.10 Amendment. This Agreement may be amended only by an instrument in writing executed by the parties hereto against whom enforcement is sought.

Section 14.11 Waiver; Rights Cumulative. Any of the terms, covenants, representations, warranties or conditions hereof may be waived only by a written instrument executed by or on behalf of the party hereto waiving compliance. No course of dealing on the part of Seller or Buyer, or their respective officers, employees, agents or representatives, nor any failure by Seller or Buyer to exercise any of its rights under this Agreement shall operate as a waiver thereof or affect in any way the right of such party at a later time to enforce the performance of such provision. No waiver by any party of any condition, or any breach of any term, covenant, representation or warranty contained in this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of any breach of any other term, covenant, representation or warranty. The rights of Seller and Buyer under this Agreement shall be cumulative, and the exercise or partial exercise of any such right shall not preclude the exercise of any other right.

Section 14.12 Governing Law; Dispute Resolution.

(a) This Agreement and the legal relations among the parties shall be governed and construed in accordance with the laws of the State of Texas, excluding any conflicts of law rule or principle that might refer construction of such provisions to the laws of another jurisdiction.

(b) Any controversy, dispute or claim arising out of or relating to this Agreement or the Transaction Documents, or the transactions contemplated thereby (a “Dispute”) shall be resolved in accordance with this Section 14.12. Any party may give the other party written notice (a “Dispute Notice”) of any Dispute which has not been resolved in the normal course of business. Within 15 business days after delivery of the Dispute Notice, the receiving party shall submit to the other party a written response (the “Response”). The Dispute Notice and the Response shall each include (i) a statement setting forth the position of the party giving such notice, a summary of the arguments supporting such position and, if applicable, the relief sought and (ii) the name and title of a senior manager of such party who has authority to settle the Dispute and will be responsible for the negotiations related to the settlement of the Dispute (the “Senior Manager”).

(c) Within 10 days after the delivery of the Response provided for in Section 14.12(b), the Senior Managers of both parties shall meet or communicate by telephone at a mutually acceptable time and place, and thereafter as often as they reasonably deem necessary, and shall negotiate in good faith to attempt to resolve the Dispute that is the subject of such Dispute Notice. It is agreed between the parties that the content of any communications pursuant to this Section 14.12(c) will be and shall remain confidential. The parties, on behalf of themselves and their attorneys, hereby agree that they will not in any way reveal the content or terms of any such communications to any person, firm, corporation, or entity, with the exception that the disclosure shall not be a violation of this paragraph where the same is required by Law or court order, or any agency or authority having jurisdiction to require disclosure; provided further, however, that the parties may disclose the content or terms of such communications to their attorneys, accountants, trustees, financial advisors and/or their tax related consultants, as may be necessary in their business affairs. If such Dispute has not been resolved within 30 days after delivery of the Dispute Notice, then the parties may proceed to arbitration pursuant to Section 14.12(d).

(d) Except as specifically otherwise provided in this Agreement, the parties agree that any and all Disputes arising from or related to this Agreement that cannot be amicably settled pursuant to Section 14.12(c), shall be determined solely and exclusively by arbitration in accordance with the Federal Arbitration Act and using the rules of the American Arbitration Association or any successor thereof when not in conflict with such act. Arbitration shall take place at an appointed time and place in Tulsa, Oklahoma. Each party shall select one impartial arbitrator, and the two so designated shall select a third impartial arbitrator. If either party shall fail to designate an arbitrator within 14 days after arbitration is requested, or if the two arbitrators shall fail to select a third arbitrator within 30 days after arbitration is requested, then an arbitrator shall be selected by the Senior U.S. District Judge for the Northern District of Oklahoma. Discovery shall be made pursuant to the Federal Rules of Civil Procedure and completed within 45 days of selection of the third arbitrator. Final hearing on the matter shall be had within 60 days of the selection of the third arbitrator and a final decision (which may include the award of reasonable attorney’s fees and costs) with a written opinion stating the reasons therefor shall be rendered within 75 days of said date, and be final and binding, and the parties also waive irrevocably their right to any form of appeal, review or recourse to any state court or other judicial authority, insofar as such waiver may be validly made. Judgment upon an award of the majority of the arbitrators shall be binding. Judgment on the award may be entered and enforced by any court of competent jurisdiction. In no event, may the arbitrators award damages that have been waived by the parties under Section 12.10. The arbitration process shall be kept confidential and such conduct, statements, promises, offers, views and opinions shall not be discoverable or admissible in any legal proceeding for any purpose, except to the extent reasonably necessary to enforce the final decision of the arbitrators.

Section 14.13 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any adverse manner to any party. Upon the determination that any term or provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 14.14 Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all of such counterparts shall constitute for all purposes one agreement. Any signature hereto delivered by a party by facsimile or electronic transmission shall be deemed an original signature hereto.

Section 14.15 Parent Guaranty.

(a) Buyer Parent hereby absolutely, unconditionally and irrevocably guarantees, as primary obligor and not merely as surety, the full and punctual payment and performance when due of all obligations of Buyer (payment and performance) now or hereafter existing under this Agreement, including under Article XII (collectively, the “Buyer Obligations”).

(b) Buyer Parent guarantees that the Buyer Obligations will be performed strictly in accordance with the terms of this Agreement, regardless of any Law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of Buyer with respect thereto. This guaranty is an absolute, unconditional, present and continuing guaranty of payment and not of collection. The liability of Buyer Parent under this Section 14.15 shall be absolute and unconditional and shall not be released, discharged, diminished, impaired, reduced or otherwise affected by the occurrence of any of the following: (i) any lack of validity, enforceability or genuineness of any provision of this Agreement or any other agreement or instrument relating thereto, (ii) any change in the time, manner or place of payment of, or in any other term of, all or any of the Buyer Obligations or any other amendment or waiver of or any consent to departure from this Agreement, (iii) any release or amendment or waiver of or consent to departure from any other guaranty, for all or any of the Buyer Obligations; or (iv) the insolvency, bankruptcy, arrangement, adjustment, composition, liquidation, disability, dissolution or lack of power, as applicable, of Buyer Parent, (v) any payment by Buyer or Buyer Parent to Seller being held to constitute a preference under bankruptcy or insolvency laws or (vi) any other action taken or omitted to be taken with respect to this Agreement, this guaranty, or the Buyer Obligations, whether or not such action or omission prejudices Buyer Parent or increases the likelihood that Buyer Parent shall be required to pay the Buyer Obligations pursuant to the terms hereof, it being the unambiguous and unequivocal intention of Buyer Parent that Buyer Parent shall be obligated to pay the Buyer Obligations when due, notwithstanding any occurrence, circumstance, event, action, or omission whatsoever.

(c) The guaranty set forth in this Section 14.15 shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Buyer Obligations is rescinded or must otherwise be returned by Seller upon the insolvency, bankruptcy or reorganization of Buyer or otherwise, all as though such payment had not been made. Buyer Parent hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Buyer Obligations and this guaranty. Buyer Parent hereby irrevocably waives any claims or other rights that it may now or hereafter acquire against Seller that arise from the existence, payment, performance or enforcement of Buyer Parent’s respective obligations under this guaranty or this Agreement, including any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of Seller against Buyer, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including the right to take or receive from Buyer, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right. If any amount shall be paid to Buyer Parent in violation of the preceding sentence at any time prior to the later of the cash payment in full of the Buyer Obligations and all other amounts payable under this guaranty and the termination date, such amount shall be held in trust for the benefit of Seller, shall forthwith be paid to Buyer to be credited and applied to the Buyer Obligations and all other amounts payable under this guaranty, in accordance with the terms of this Agreement and this guaranty, or to be held as collateral for any Buyer Obligations or other amounts payable under this guaranty thereafter arising.

(d) The guaranty set forth in this Section 14.15 shall remain in full force and effect until the first anniversary of the Closing Date or the termination of this Agreement; provided, however, that if Buyer Parent has been notified in writing of any claims with regard to Buyer Obligations prior to the first anniversary of the Closing Date, it shall remain in full force and effect until discharge or payment in full of such Buyer Obligations.

(e) Buyer Parent hereby makes the same representations set forth in Section 5.1, Section 5.2 and Section 5.3. Except as provided in this Section 14.15, Buyer Parent is not making any representations, warranties or covenants under this Agreement.

(f) Seller agrees that Buyer Parent shall have no obligation under this Agreement except for the guaranty set forth in this Section 14.15.

(g) Notices to Buyer Parent shall be made in accordance with Section 14.4 to the following address:

Atlas Resource Partners, L.P.

Park Place Corporate Center One

1000 Commerce Drive, Suite 400

Pittsburgh, PA 15275

Attention: General Counsel

Fax: 330-896-8518

[THE NEXT SUCCEEDING PAGE IS THE EXECUTION PAGE]

IN WITNESS WHEREOF, Seller, Buyer and, for the limited purpose set forth herein, Buyer Parent have executed this Agreement on the date first above written.

SELLER:

CARRIZO OIL & GAS, INC.

By:	/s/ Paul F. Boling
Name:	Paul F. Boling
Title:	Chief Financial Officer, Vice President, Secretary and Treasurer

CLLR, INC.

By:	/s/ Paul F. Boling
Name:	Paul F. Boling
Title:	Vice President

HONDO PIPELINE, INC.

By:	/s/ Paul F. Boling
Name:	Paul F. Boling
Title:	Vice President

MESCALERO PIPELINE, LLC

By:	/s/ Paul F. Boling
Name:	Paul F. Boling
Title:	Vice President

Signature Page

BUYER:

ARP BARNETT, LLC

By:	/s/ Daniel Herz
Name:	Daniel Herz
Title:	Senior Vice President

BUYER PARENT (solely for the purpose of Section 14.15):

ATLAS RESOURCE PARTNERS, L.P.

By:	/s/ Daniel Herz
Name:	Daniel Herz
Title:	Senior Vice President

Signature Page